UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant's name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): **Not applicable.**

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

1. Exhibit

1.1 Annual Report 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 23, 2006

CHINA YUCHAI INTERNATIONAL LIMITED

By: ______________________________

Name: Philip Ting Sii Tien
Title: Director and Group CFO

EXHIBIT INDEX

1.1 Annual Report 2005.



China Yuchai International Limited

ANNUAL REPORT 2005

ABOUT US

The Yuchai Spirit provides wholehearted service, seeks practical solutions, corporate advancement and commitment to growth

FIVE-YEAR FINANCIAL HIGHLIGHTS

	2005	2004	2003	2002	2001
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Net revenue	5,829,431	5.582,095	4,569,950	3,513,047	1,783,329
Net income	68,487	491,397	438,182	412,433	250,387
Basic and diluted earnings per share	Rmb 1.88	Rmb 13.90	Rmb 12.40	Rmb 11.67	Rmb 7.09
Weighted average number of shares	36,459,635	35,340,000	35,340,000	35,340,000	35,340,000
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Total assets	6,613,785	5,384,248	4.033,632	3,985,459	3,262,868
Stockholders' equity	2,667,041	2,483,084	1,991,687	2,161,903	1,805,045

Net Revenue
(in Rmb billions)


5.83
5.58
4.57
3.51
1.78
01
02
03
04
05

Net Income
(in Rmb millions)


491
438
412
250
68
01
02
03
04
05

Basic and Diluted Earnings Per Share *(in Rmb)*


13.90
12.40
11.67
7.09
1.88
01
02
03
04
05



Revving the Engines for Success

China Yuchai International Limited (NYSE-CYD) ("CYI") is a Bermuda holding company, which holds 76.4% of the outstanding common shares of Guangxi Yuchai Machinery Company Limited ("Yuchai"). The Company is controlled by Hong Leong Asia Ltd. ("HLA") which indirectly holds 21.2% of the outstanding ordinary shares as well as one special share of CYI. The special share entitles HLA to, inter alia, elect a majority of the directors of CYI, and to veto resolutions of shareholders of CYI.

CYI's common stock is traded on the New York Stock Exchange under the symbol "CYD".

Yuchai is the principal operating subsidiary of CYI. Its business is described below. As part of CYI's business diversification plan, CYI has in 2005 acquired a 15.99% equity interest in Thakral Corporation Ltd, a distributor of consumer electronic goods and accessories in China and Hong Kong. This investment is accounted for as an affiliate of CYI.

In February 2006, CYI acquired a 29.13% equity interest in LKN-Primefield Limited ("LKN") and this investment has been accounted for as an affiliate of CYI. LKN is primarily engaged in investment holding and property and hospitality businesses in Asia.

Yuchai produces, assembles and sells diesel engines for light-duty, medium-duty and heavy-duty trucks and buses in China.

With sales of approximately 230,228 units of diesel engines in 2005, Yuchai remains to be one of the major diesel engine manufacturers in China.

The main manufacturing facility of Yuchai is located in Yulin City in the Guangxi Zhuang Autonomous Region. The factory in Yulin has a production capacity of approximately 290,000 units for light-duty, medium-duty and heavy-duty diesel engines.

Yuchai has a strong reputation among vehicle manufacturers and customers for its performance, reliability and customer service. It is one of the major suppliers of diesel engines to the Dongfeng Auto Group of Companies in China for their medium-duty commercial vehicles. It also supplies diesel engines to major bus manufacturers and independent truck-assemblers.

Yuchai provides a comprehensive range of after-sales services to its customers and recognizes that reliable after-sales service is an important part of maintaining its market competitiveness. It has a nationwide network of over 31 sales offices and 1,150 authorized customer service centers providing repair and maintenance services, spare parts, retrofitting services and training to customers.

Light-Duty Engines

Yuchai's light-duty engines are called the "4-cylinder series" which are primarily for light vans, minibuses and small trucks. In 2005, Yuchai sold approximately 103,598 light duty engines with a growth of 45% over the previous year. The gross margins for this segment are generally lower than the medium-duty and heavy-duty diesel engines due to the competitive environment.

Medium-Duty Engines

Yuchai's principal products are its medium-duty 6105 and 6108 diesel engines, used primarily in medium-duty vehicles weighing between five to seven tons. It sold about 106,939 units of 6105 and 6108 diesel engines in 2005, a decline of approximately 1% over 2004. Unit sales of 6105 and 6108 diesel engines declined in 2005 primarily due to the shift in demand by customers to the light-duty engines arising from the tightening of credit by banks in China. The medium-duty engines are more expensive than the light-duty engines.

Heavy-Duty Engines

In 2005, Yuchai sold about 19,041 units of the 6112 and the new super heavy-duty 6L/6M (formerly referred to as 6113) diesel engines. There is a higher level of acceptance by customers for the heavy-duty engines. However, due to the tight credit lending policies by banks in China, demand for new trucks and buses had been adversely affected. Accordingly, Yuchai will increase marketing efforts to achieve more sales in its 6112 and 6L/6M heavy-duty engines. Growth of the 6L/6M diesel engines (6-cylinder series, 300 – 390 Hp) is expected to be strong over the next few years and it should contribute significantly to the profit growth for Yuchai.

Economic Outlook

China achieved GDP growth of 9% in 2005 and 10.2% in the first quarter of 2006. The Chinese government expects growth trend to continue in 2006. The official target of 9% growth rate in the next few years is expected to be achievable due to more foreign driven investments and increased level of consumer spending.

The tight credit lending policies by banks in China have affected the overall demand for the commercial vehicles industry. According to Government industry statistics, there was a decline of approximately 1% in 2005 for sales of trucks and buses in China as compared to 2004 (source data: China Association of Automobile Manufacturers). During the downturn, Yuchai was still able to achieve an increase of 11% in total unit sales due to its successful marketing programs for its engines, with much of the increase coming from 6105 medium-duty engines, 4-cylinder series light-duty and industrial engines. On the other hand, customer demand for the 6108, 6112 and 6L/6M diesel engines are lower due to these engines being more expensive than the light-duty engines and also adversely affected by the credit tightening in China.

Yuchai has a strong brand name in China with an extensive sales and marketing network. It is well-positioned as a major manufacturer of diesel engines in China with a significant market share. We expect the demand for medium-duty and heavy-duty engines in China will recover due to continuing development of highways and improvements in logistical efficiency.

走向成功的发动机



中国玉柴国际股份有限公司（“中国玉柴”）（NYSE-CYD）是一家在百慕达注册的控股公司，持有广西玉柴机器股份有限公司（“玉柴”）76.4%的普通股。中国玉柴是由新加坡丰隆亚洲有限公司所控制，丰隆亚洲持有其21.2%的普通股和一张特别股。这张特别股允许丰隆亚洲在中国玉柴推选出多数董事，同时在股东表决时持有否决权。

中国玉柴是在纽约股票交易所上市的一家挂牌公司，其交易代码为“CYD”。

玉柴是中国玉柴的主要营运公司。其主要业务将在下面的内容中作重点说明。此外，作为中国玉柴业务多元化计划的一部分，中国玉柴在2005年收购了德加拉集团15.99%的股权。德加拉集团是一家电子消费品和数码配备的分销商，其主要市场在中国和香港。中国玉柴将把这项投资当作联营公司进行会计核算。

在2006年2月份，中国玉柴收购了LKN-Primefield Limited（“LKN”）29.13%的股权，并将这项投资当作联营公司进行会计核算。LKN主要是在亚洲地区从事投资、地产和酒店等商业活动。

玉柴专门生产、装配和销售柴油发动机，主要客户为中国的轻型、中型和重型卡车及巴士生产厂。

随着2005年柴油发动机销量达到230,228台，玉柴的销售量继续稳坐中国柴油发动机生产商的前三名。

玉柴主要的生产基地位于中国广西玉林市。这里拥有轻型、中型和重型柴油发动机的生产线，年生产能力高达290,000 台。

玉柴的主要客户－车辆制造商，向来对玉柴产品的性能、可靠性和客户服务持有很高的评价。这也是中国著名的东风汽车公司选择玉柴作为其主要柴油发动机供应商的原因。此外，玉柴也供应柴油发动机给主要的巴士生产商和独立经营的卡车零件销售商。

意识到可信赖的售后服务是维持商业竞争性的主要因素，玉柴一贯致力为客户提供一系列的全方位售后服务。目前，玉柴在中国全国各地设有超过31家办事处和1,150家授权客户服务中心，为客户提供柴油发动机的维修和保养服务，销售玉柴产品备件，及产品使用训练。

轻型柴油发动机

玉柴生产的四缸系列轻型柴油发动机的主要客户群为轻型货车和轻型客车生产厂。2005年玉柴售出大约103,598台轻型柴油发动机，较2004年上升了45%。一般而言，由于轻型系列柴油发动机的市场非常竞争，造成其毛利率较中型和重型柴油发动机来得低。

中型柴油发动机

玉柴的核心产品是中型系列的6105和6108型号柴油发动机，主要客户群为重量介于5至7吨的中型车辆。2005年玉柴售出大约106,939台6105和6108型号的柴油发动机，较2004年下降了1%。2005年6105和6108型号的柴油发动机销售量下跌，主要因素是中国各大银行实施的银根紧缩政策，造成了客户需求偏向轻型柴油发动机，因为中型发动机的价格要比轻型发动机高出许多。

重型柴油发动机

2005年，玉柴售出大约19,041台6112和6L/6M新型号的重型柴油发动机。虽然客户对重型发动机的接受程度有所提高，但是由于中国各大银行实施的银根紧缩政策，造成了新出厂的卡车和客车的整体需求下滑。对此，玉柴将继续加强其营销策略以获取更高的销售量。玉柴的管理层预期6L/6M型号重型柴油发动机的销售量会在接下来的几年内保持强劲增长，并为玉柴的利润增长作出重大的贡献。

经济展望

在2005年中国的GDP取得了9%的高成长，在2006年第一季更飙升到10.2%。中国政府预期在2006年此增长势头将继续保持稳定前进的步伐。在接下来的几年内，由于外来投资的不断增加和国民的消费能力逐渐提升这两大因素的刺激下，中国有望实现官方估计的9%增长目标。

然而，目前中国各大银行实施的银根紧缩政策对商用车辆行业的整体需求造成一定的负面影响。根据中国政府的工业统计数字显示，2005年中国的卡车和客车的销售量较2004年下降了大约1%（数据来源：中国汽车工业协会）在车辆制造领域相对不景气的2005年，玉柴仍旧取得了11%的销售量增长，主要因素为成功的营销计划带动了6105型号的中型柴油发动机，四缸系列轻型柴油发动机和工业用柴油发动机的销售量增长。相反地，6108，6112和6L/6M型号的柴油发动机的客户需求普遍下跌，主要是因为这些发动机的价格相对而言较轻型柴油发动机昂贵，同时也受到了中国银根紧缩政策的负面影响。

玉柴在中国通过一系列广泛的销售和营销网络的建设，使其成为了一个家喻户晓的著名品牌。同时，玉柴也成功地跻身于中国主要柴油发动机生产商的行列，并占有相当比重的市场份额。玉柴的管理层预期由于中国高速公路的持续发展和物流效益的不断改善，市场对中型和重型柴油发动机的需求将逐渐增强，这将形成对玉柴更有利的发展环境。


Teo Tong Kooi President

I am pleased to report that China Yuchai International Limited ("CYI") continued to achieve sales growth in 2005, despite the decreasing sales trend in the China diesel engines industry. The tight credit lending policies by the banks in China had adversely affected demand for new trucks and buses. Government industry statistics indicate that in 2005 there was a decrease of approximately 1% in sales of trucks and buses in China compared to 2004.

Guangxi Yuchai Machinery Company Limited ("Yuchai"), the principal operating subsidiary of CYI, had for the year ended December 31, 2005 reported a net income of Rmb68.5 million (US$8.5 million) as compared to net income of Rmb491.4 million in 2004. The Company's results of operations were adversely affected by the weak gross margins and compounded by the specific provision made of Rmb205.0 million (US$25.4 million) for loans (non-trade) to a related company.

Net sales of Rmb5,829.4 million (US$722.3 million) for the year ended December 31, 2005 represents an increase of 4.4% compared to the previous year of Rmb5,582.1 million. Total unit sales of 230,228 diesel engines for the year ended December 31, 2005 was 11% higher than the same period last year of 206,628 diesel engines. This increase in net sales was primarily attributable to higher unit sales of the 4-series light-duty diesel and industrial engines. However, unit sales of 6105, 6112 and 6L/6M diesel engines were lower in 2005 as compared to 2004.

The overall gross margin of 22.3% for 2005 was 20.9% lower than the 28.2% gross margin of the previous year mainly due to product sales mix and higher raw material costs. Yuchai sold 45% more units of the lower margin light-duty diesel engines and 26% less units of the higher margin heavy diesel engines in 2005 compared to 2004.

For the year ended December 31, 2005, selling, general and administrative expenses increased by approximately 22.6% due mainly to higher transport charges, legal and professional fees and other operating expenses.

During the year ended December 31, 2005, there was a specific doubtful debt provision totaling Rmb 205.0 million (US$25.4 million) on the loans due from Yuchai Marketing and Logistics Company ("YMLC") in full. The loans were given out to YMLC in 2004 arising from the request of the shareholders of YMLC (Coomber Investment Limited ("Coomber") and Guangxi Yuchai Machinery Holdings Company, also sometimes referred to as Guangxi Yuchai Machinery Group Company Limited (the "State Holding Company")) to provide initial working capital for the start-up activities of YMLC. YMLC was set up with the intention to offer a complementary range






of services including spare parts distribution, insurance, vehicle financing and warranty servicing. For details, please refer to Note 5 on the notes to consolidated financial statements.

Research and development expenses have decreased to Rmb123.9 million (US$15.4 million) from Rmb137.0 million for the previous year due to a marginal reduction in spending on the new engine development program.

Interest expense increased to Rmb70.5 million (US$8.7 million) for the year ended December 31, 2005 as compared to Rmb31.8 million for the previous year due to an increase ofYuchai bank loans during the year.

For the year ended December 31, 2005, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Bank borrowings increased for 2005 mainly due to increased capital expenditure payments made and higher working capital requirements during the year ended December 31, 2005.

Yuchai management believe that growth is expected to return in future periods over the longer term due to the continuing development of highways throughout China and improvements in logistical efficiency. Yuchai management also believes that the new super heavy-duty diesel engine – 6L/6M (previously called 6113) remains to have a positive outlook in the longer term, arising from potential demand for bigger trucks and buses.

On behalf of the Board of Directors, I would like to thank all the shareholders, customers, business associates, management and staff for their strong support and co-operation, and look forward to a better 2006 and beyond.

Teo Tong Kooi
President
4 August 2006

主席报告



Teo Tong Kooi President

我欣然向各位股东报告中国玉柴国际股份有限公司（“中国玉柴”）的总销售收入在2005年又取得持续的，更高的增长，尽管中国柴油发动机生产同业们大多面对销售额下跌的趋势。目前中国各大银行实施的银根紧缩政策对新出厂的卡车和客车的整体需求造成一定的负面影响。根据中国政府的工业统计数字显示，2005年中国的卡车和客车销售量较2004年下降了大约1%。

广西玉柴机器股份有限公司（“玉柴”）－中国玉柴的主要营运公司，在2005年录得人民币6,849万元（美元849万元）的净利润，而在2004年则为净利润人民币4.914亿元。疲弱的毛利率，另外加上玉柴为关联公司贷款（非贸易）计提的高达人民币2.050亿元（美元2,540万元）的特定准备，这两大因素的共同作用对本年公司业绩产生了重大的负面影响。

玉柴在2005年的净销售额为人民币58.294亿元（美元7.223亿元），较2004年的人民币55.821亿元增长了4.4%。玉柴于2005年所取得的总销售量为230,228台柴油发动机，比2004年的206,628台增长了11%。这主要是因为玉柴生产的较低利润的四系列轻型柴油发动机和工业用柴油发动机取得较高的销售量。然而，6105，6112和6L/6M型号的柴油发动机在2005年的销量则较2004年降低了些许。

总体的毛利率受到产品销售组合变化和原材料成本增加的不利影响，2005年的毛利率为22.3%，较2004年的28.2%下降了20.9%。在2005年，玉柴较低利润的轻型柴油发动机销量比2004年多出45%，而较高利润的重型柴油发动机销量则比2004年少了26%。

玉柴在2005年的销售费用及管理费用较2004年增加了大约22.6%。这主要是因为受到运输费，法律和专业咨询费和其他经营费用增加的不利影响。

在2005年，玉柴为关联方 － 玉柴营销公司（“玉柴营销”）贷款呆账计提了人民币2.050亿元（美元2,540万元）的全额特定准备。此贷款是应玉柴营销股东们（Coomber Investment Limited（“Coomber”）和广西玉柴机器控股公司，也常称为广西玉柴机器集团有限公司（“玉柴集团”））的要求，借出给玉柴营销公司作为其开办业务的初始营运资本。成立玉柴营销的用意是为了提供一系列的辅助服务，如分销发动机配件、提供保险、汽车贷款和履行担保。关于更详细的资料，请参阅合并财务报表附注的附注5。

在2005年，玉柴的研究和开发费用从2004年的人民币1.370亿元（美元1,650万元）降低到人民币1.239亿元，主要因素为投入新发动机研发项目的资金发生了些许的调整。



玉柴的利息费用从2004年的人民币3,180万元（美元380万元）上升到2005年的人民币7,050万元，主要是受到2005年玉柴银行贷款增加的不利影响。

由于销售量提高和一些季节性的正常影响，玉柴在2005年的应收账款和库存相对提升。此外，资本性支出的增加和需要更多的营运资金，是造成玉柴在2005年银行贷款增加的主要原因。

玉柴的管理层相信由于中国高速公路的持续发展和物流效益的不断改善，市场对柴油发动机的需求增长会在未来的日子里逐渐恢复过来。从长远的角度出发，随着较大体积的卡车和客车的潜在需求逐渐提升，玉柴的管理层也相信新开发的6L/6M型号重型柴油发动机的前景一片乐观。

我谨代表董事会向所有的股东、客户、商业伙伴、管理层和职员们，为大家对公司所作出的支持及合作表示谢意，并且期望大家会在接下来的日子里继续给予支持。

张冬贵
主席
2006年8月4日

CORPORATE GOVERNANCE

The Company is an exempted company incorporated in Bermuda and is subject to the laws of that jurisdiction. The legal framework in Bermuda which applies to exempted companies is flexible and allows an exempted company to comply with the corporate governance regime of the relevant jurisdiction in which the company operates or applicable listing standards. Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. In addition, the Bermuda company legislation imposes a duty on directors and officers of an exempted company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Bermuda legislation also imposes certain specific duties and obligations on companies and directors, both directly and indirectly, including duties and obligations with respect to matters such as (a) loans to directors and related persons and (b) limits on indemnities for directors and officers. Bermuda law does not impose specific obligations in respect of corporate governance, such as those prescribed by NYSE listing standards, requiring a company to (i) appoint independent directors to their boards; (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.

The Company is also subject to the NYSE listing standards, although, because it is a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, the Company need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to its corporate governance practices and (iv) provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares the Company's principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Listed Companies	China Yuchai International Limited's Practice
Director Independence	
• A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. Directors who are employees, are immediate family of the chief executive officer or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company's independent auditor are also not independent.	• Three of the Company's nine directors, Messrs. Raymond C.K. Ho, Neo Poh Kiat and Tan Aik-Leang, are independent within the meaning of the NYSE standards. Mr. Ho has notified the company that he will not be seeking re-election at the forthcoming annual general meeting of the company. The company is currently searching for a replacement independent director, and until such a person is appointed, the company will have only two independent directors within the meaning of NYSE standards.
• The non-management directors of each company must meet at regularly scheduled executive sessions without management.	• The Company's non-management directors do not meet periodically without management directors.
Audit Committee	
• Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	• The Company's audit committee meets the requirements of Rule 10A-3, under the Securities Exchange Act.
• The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	• The Company's audit committee currently consists of three members., each of whom is independent within the meaning established by NYSE. However, Mr. Ho has notified the company that he will not be seeking re-election at the forthcoming annual general meeting of the company. The company is currently searching for a replacement independent director, and until such a person is appointed, the Company's audit committee will have only two independent members.
• The audit committee must have a written charter that addresses the committee's purpose and responsibilities.	• The Company's audit committee has a charter outlining the committee's purpose and responsibilities, which are similar in scope to those required of U.S. companies.

Standard for U.S. Listed Companies	China Yuchai International Limited's Practice
Audit Committee (cont'd) At a minimum, the committee's purpose must be to assist the board in the oversight of the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of the company's internal audit function and independent auditors. The audit committee is also required to review the independent auditing firm's annual report, describing the firm's internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues. The audit committee is also to assess the auditor's independence by reviewing all relationships between the company and its auditor. It must establish the company's hiring guidelines for employees and former employees of the independent auditor. The committee must also discuss the company's annual audited financial statements and quarterly financial statements with management and the independent auditors, the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It must also meet periodically with the internal auditors and the board of directors.	
• Each listed company must have disclose whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	• The Board of Directors has identified Mr Tan Aik-Leang as the Company's Audit Committee Financial Expert.
• Each listed company must have an internal audit function.	• The Company's internal audit function is provided by Hong Leong Asia Ltd.
Compensation Committee	
• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	• The Company's compensation committee has three members, two of whom are independent within the meaning of the NYSE standards. Upon the resignation of Mr. Ho, the Company's compensation committee will only have one independent director.
• The committee must have a written charter that addresses its purpose and responsibilities. These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation,	• The Company's compensation committee reviews among other things the Company's general compensation structure, and reviews, recommends or approves executive appointments, compensation and benefits of directors and executive officers, subject to ratification by the Board of Directors and supervises the administration of the Company's employee benefit plans, if any.

Standard for U.S. Listed Companies	China Yuchai International Limited's Practice
Compensation Committee (cont'd) reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company's annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	
Nominating/Corporate Governance Committee	
• Listed companies must have a nominating/corporate governance committee composed entirely of independent board members. The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.	• The Company does not have a nominating/corporate governance committee. However, certain responsibilities of this committee are undertaken by the Compensation Committee of the Company, such as the review and approval of the executive appointments.
Equity-Compensation Plans	
• Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	• The Company intends to have its shareholders approve equity-compensation plans.
Corporate Governance Guidelines	
• Listed companies must adopt and disclose corporate governance guidelines.	• The Company has adopted the following corporate governance guidelines: 1. Code of Business Conduct and Ethics 2. Audit Commitee Charter 3. Whistleblowing Policy 4. Insider Trading Policy 5. Disclosure Controls and Procedures
Code of Business Conduct and Ethics	
• All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	• The Company has adopted a Code of Business Conduct and Ethics Policy, a copy of which is available upon request from the Company.

OUR-CHINA WIDE PRESENCE


Guangxi Yuchai Machinery Company Limited
Regional Sales Offices
Customer Service Stations

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The directors and executive officers of the Company at the date of this report are identified below:

Name	Nationality	Position	Date First Elected or Appointed Director and Officer
Teo Tong Kooi [1]	Malaysia	President/Director	2005/2004
Gao Jia Lin [1]	Singapore	Vice President/Director	2002/1995
Kwek Leng Peck [1,3]	Singapore	Director	1994
Gan Khai Choon	Malaysia	Director	1995
Wong Hong Ren [1]	Singapore	Director	1994
Philip Ting Sii Tien [1]	Malaysia	Director/Chief Financial Officer	2004/1994
Raymond Chi-Keung Ho [1,2,3]	China	Director	2004
Tan Aik-Leang [1,2]	Canada	Director	2005
Neo Poh Kiat [2,3]	Singapore	Director	2005
Sheila Murugasu	Singapore	Chief Legal Officer	2003
Ira Stuart Outerbridge III	Bermuda	Secretary	2001

(1) Also a director of Yuchai
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

Financial Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
China Yuchai International Limited

We have audited the accompanying consolidated balance sheets of China Yuchai International Limited (the "Company") and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi, from page 18 to page 68. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As described in Note 5, the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb205 million as of December 31, 2005. Further, as described in Note 34, the Company entered into certain material transactions subsequent to December 31, 2005.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into U.S. dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into U.S. dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

KPMG
Certified Public Accountants
Hong Kong,
August 4, 2006

CONSOLIDATED STATEMENTS OF INCOME

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	Years ended December 31,			
		2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Revenues, net [(a)]	3(k), 27, 28, 33	4,569,950	5,582,095	5,829,431	722,340
Cost of goods sold [(a)]	4, 27	(3,192,794)	(4,006,886)	(4,527,046)	(560,958)
Gross profit		1,377,156	1,575,209	1,302,385	161,382
Research and development costs	3(m)	(94,594)	(136,960)	(123,876)	(15,350)
Selling, general and administrative expenses[(a)]	3(m), 4, 14, 27	(561,151)	(658,320)	(807,350)	(100,041)
Provision for uncollectible loans to a related party	5	-	-	(205,000)	(25,402)
Gain on transfer of lease prepayment to a related party	27	-	-	2,533	314
Operating income		721,411	779,929	168,692	20,903
Interest expense	3(s), 6, 28	(23,624)	(31,757)	(70,527)	(8,739)
Equity in losses of affiliates		-	-	(5,106)	(633)
Other (expenses)/income, net[(a)]	7	(881)	5,682	24,183	2,997
Income before income taxes and minority interests		696,906	753,854	117,242	14,528
Income taxes	8	(112,924)	(105,165)	(20,875)	(2,587)
Income before minority interests		583,982	648,689	96,367	11,941
Minority interests in income of consolidated subsidiaries		(145,800)	(157,292)	(27,880)	(3,455)
Net income		438,182	491,397	68,487	8,486
Net earnings per common share					
Basic	3(l)	12.40	13.90	1.88	0.23
Diluted	3(l)	12.40	13.90	1.88	0.23
Weighted average number of shares					
Basic	3(l)	35,340,000	35,340,000	36,459,635	36,459,635
Diluted	3(l)	35,340,000	35,340,000	36,459,635	36,459,635

See accompanying notes to consolidated financial statements.

(Rmb and US$ amounts expressed in thousands, except per share data)

(a) Includes the following income and expenses resulting from transactions with related parties in addition to those indicated above (see Note 5 and 27)

	Years ended December 31,			
	2003	**2004**	**2005**	**2005**
	Rmb	**Rmb**	**Rmb**	**US$**
Revenues, net	24,957	4,537	7,646	947
Cost of goods sold	(93,056)	(250,549)	(417,816)	(51,772)
Selling, general and administrative expenses	(97,240)	(90,790)	(186,759)	(23,141)
Other (expenses)/income, net	-	-	11,922	1,477

AS OF DECEMBER 31, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	December 31, 2004 Rmb	December 31, 2005 Rmb	December 31, 2005 US$
ASSETS				
Current assets				
Cash and cash equivalents		722,672	736,195	91,224
Trade accounts receivable, net	9, 18(a)	875,565	1,146,227	142,032
Amounts due from related parties	10, 27	85,614	233,188	28,895
Loans to a related party	5	205,000	-	-
Loans to customers, net	11	-	7,904	979
Inventories, net	12	1,346,545	1,636,283	202,756
Prepaid expenses, net		58,565	138,322	17,140
Other receivables, net	13	115,414	140,203	17,373
Income taxes recoverable		-	43,526	5,394
Deferred income taxes	8	69,704	88,783	11,001
Total current assets		3,479,079	4,170,631	516,794
Property, plant and equipment, net	14, 18(a)	1,158,931	1,442,515	178,746
Construction in progress	15	379,035	459,902	56,988
Lease prepayments, net	16	74,767	70,608	8,749
Investments	17	7,053	191,974	23,788
Goodwill		212,636	212,636	26,348
Deferred income taxes	8	72,747	65,519	8,119
Total assets		5,384,248	6,613,785	819,532
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Short-term bank loans	18(a)	430,000	812,835	100,721
Current instalments of long-term bank loans	18(b)	-	100,000	12,391
Amount due to the holding company	27	4,143	4,301	533
Amounts due to related parties	10, 27	42,686	75,189	9,317
Trade accounts payable		1,089,717	1,642,980	203,586
Income taxes payable		25,387	4,208	521
Accrued expenses and other liabilities	20	484,920	571,717	70,843
Total current liabilities		2,076,853	3,211,230	397,912
Long-term bank loans, excluding current instalments	18(b)	100,000	50,000	6,196
Total liabilities carried forward		2,176,853	3,261,230	404,108

AS OF DECEMBER 31, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	December 31, 2004 Rmb	December 31, 2005 Rmb	December 31, 2005 US$
Total liabilities brought forward		2,176,853	3,261,230	404,108
Minority interests		724,311	685,514	84,944
Stockholders' equity				
Common stock		30,349	31,945	3,958
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2005 (December 31, 2004: 35,340,000 shares)				
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2004 and 2005		-	-	-
Contributed surplus		1,486,934	1,692,251	209,691
Statutory reserves	22	266,229	269,017	33,335
Accumulated other comprehensive income		-	28,851	3,575
Retained earnings		699,572	644,977	79,921
Total stockholders' equity		2,483,084	2,667,041	330,480
Commitments and contingencies	23, 24			
Total liabilities and stockholders' equity		5,384,248	6,613,785	819,532

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	**Common stock**	**Contributed surplus**	**Statutory reserves**	**Retained earnings**	**Accumulated other comprehensive income**	**Total stockholders' equity**
		Rmb	**Rmb**	**Rmb**	**Rmb**	**Rmb**	**Rmb**
Balance at January 1, 2003		30,349	1,486,934	170,806	473,814	-	2,161,903
Net income		-	-	-	438,182	-	438,182
Transfer to statutory reserves	22	-	-	59,114	(59,114)	-	-
Dividend declared (US$2.08 per share)		-	-	-	(608,398)	-	(608,398)
Balance at December 31, 2003		30,349	1,486,934	229,920	244,484	-	1,991,687
Net income		-	-	-	491,397	-	491,397
Transfer to statutory reserves	22	-	-	36,309	(36,309)	-	-
Balance at December 31, 2004		30,349	1,486,934	266,229	699,572	-	2,483,084
Net income		-	-	-	68,487	-	68,487
Net unrealised appreciation in fair value of investment securities held by an affiliate, net of nil tax		-	-	-	-	38,869	38,869
Foreign currency translation adjustment, net of nil tax		-	-	-	-	(10,018)	(10,018)
Comprehensive income							97,338
Transfer to statutory reserves	22	-	-	2,788	(2,788)	-	-
Shares issued in connection with - Conversion of 2% convertible debt, 1,927,673 shares	19	1,596	205,317	-	-	-	206,913
Dividend declared (US$0.39 per share)		-	-	-	(120,294)	-	(120,294)
Balance at December 31, 2005		31,945	1,692,251	269,017	644,977	28,851	2,667,041
Balance at December 31, 2005 (in US$)		3,958	209,691	33,335	79,921	3,575	330,480

See accompanying notes to consolidated financial statements.

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,			
	2003 Rmb	**2004 Rmb**	**2005 Rmb**	**2005 US$**
Cash provided by operating activities				
Net income	438,182	491,397	68,487	8,486
Adjustments to reconcile net income to net cash provided by operating activities:				
- Depreciation and amortization of property, plant and equipment, and lease prepayments	125,519	132,789	139,720	17,313
- Provision for uncollectible loans to a related party	-	-	205,000	25,402
- Impairment of property, plant and equipment	12,405	-	-	-
- Loss on disposal of property, plant and equipment	3,359	12,998	10,474	1,298
- Gain on transfer of land use rights to a related party	-	-	(2,533)	(314)
- Deferred income taxes	6,253	1,116	(11,851)	(1,468)
- Provision for losses on guarantees	-	-	12,318	1,526
- Equity in losses of affiliates	-	-	5,106	633
- Dividend received from an affiliated company	-	-	7,815	968
- Minority interests	145,800	157,292	27,880	3,455
(Increase)/decrease in assets				
- Inventories, net	(34,105)	(469,211)	(289,738)	(35,902)
- Amounts due from related parties, net	(36,446)	(5,534)	(115,071)	(14,259)
- Trade accounts receivable, net	153,524	(25,954)	(270,662)	(33,538)
- Prepaid expenses, net	64,752	(21,069)	(79,757)	(9,883)
- Other receivables, net	9,885	(106,581)	(24,789)	(3,072)
Increase/(decrease) in liabilities				
- Trade accounts payable	103,065	357,751	553,263	68,556
- Income taxes payable	(11,181)	(21,842)	(64,705)	(8,018)
- Accrued expenses and other liabilities	90,154	88,521	71,559	8,867
- Amount due to holding company	4,108	(2,065)	158	20
Net cash provided by operating activities	1,075,274	589,608	242,674	30,070

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Cash flow from investing activities				
Purchase of property, plant and equipment, lease prepayments and construction in progress	(372,775)	(552,902)	(515,359)	(63,860)
Proceeds from disposal of property, plant and equipment	402	5,883	3,826	474
Proceeds from disposal of land use rights	-	-	3,580	444
Repayment of loans by a related party	-	-	205,000	25,402
Loans to a related party	-	(205,000)	(205,000)	(25,402)
Loans to customers, net	-	-	(7,904)	(979)
Purchase of investments	-	(1,348)	(161,358)	(19,994)
Net cash used in investing activities	(372,373)	(753,367)	(677,215)	(83,915)
Cash flow from financing activities				
Proceeds from short-term bank loans	230,000	330,000	1,188,178	147,230
Proceeds from short-term borrowing from a related party	8,000	-	-	-
Proceeds from long-term bank loans	-	100,000	50,000	6,196
Proceeds from 2% convertible bonds	-	-	206,913	25,639
Repayment of short-term bank loans	(125,000)	(190,000)	(805,343)	(99,792)
Repayment of long-term bank loans	(130,000)	-	-	-
Repayment of short-term borrowing from a related party	-	(8,000)	-	-
Capital contribution from minority stockholders	-	31,000	-	-
Dividend paid by subsidiaries to minority stockholders	(88,765)	(8,507)	(66,677)	(8,262)
Dividend paid to stockholders	(608,398)	-	(120,294)	(14,906)
Net cash (used in)/provided by financing activities	(714,163)	254,493	452,777	56,105
Effect of foreign currency exchange on cash and cash equivalents	-	-	(4,713)	(584)
Net (decrease)/increase in cash and cash equivalents	(11,262)	90,734	13,523	1,676
Cash and cash equivalents at beginning of year	643,200	631,938	722,672	89,548
Cash and cash equivalents at end of year	631,938	722,672	736,195	91,224
Supplemental disclosures of cash flow information				
Cash paid during the year for:				
- Interest, net of amount capitalized	23,624	31,757	70,527	8,739
- Income taxes	117,852	125,891	97,431	12,073

See accompanying notes to consolidated financial statements.

(Rmb and US$ amounts expressed in thousands, except per share data)

1 Background and principal activities

China Yuchai International Limited (the "Company") was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling interest in Guangxi Yuchai Machinery Company Limited ("Yuchai"), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People's Republic of China (the "PRC"). The principal markets for Yuchai's diesel engines are truck manufacturers in the PRC.

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai ("Foreign Shares of Yuchai"). Guangxi Yuchai Machinery Group Company Limited ("State Holding Company"), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai ("State Shares of Yuchai").

In December 1994, the Company issued a special share (the "Special Share") at par value of US$0.10 to Diesel Machinery (BVI) Limited ("DML"), a company controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited ("HLC"). The Special Share entitles its holder to designate the majority of the Company's Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. ("HLA"), the holding company of HLC, or any of its affiliates. During 2002, DML transferred the Special Share to HL Technology Systems Pte Ltd ("HLT"), a subsidiary of HLC.

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited ("YMMC"), Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited ("GYSPM") and Yuchai Express Guarantee Company Limited ("YEGCL"). YMMC and GYSPM were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL, was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favour of banks in connection with the applicants' purchase of automobiles equipped with diesel engines produced by Yuchai. As at December 31, 2005, Yuchai held an equity interest of 71.83%, 97.14% and 76.92% respectively in these companies. As at December 31, 2005, YMMC had direct controlling interests in twenty (2004: twenty-one) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

In March 2005, the Company acquired 14.99% of the enlarged issued ordinary shares of Thakral Corporation Ltd ("TCL"). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the "Singapore Exchange") and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of ten directors on the board of TCL are appointed by the Company. Based on the Company's shareholdings and representation in the board of directors of TCL, management has concluded that the Company has the ability to exercise significant influence in the TCL's board. Consequently, the Company's consolidated financial statements included the Company's share of the results of TCL, accounted for on equity basis since acquisition. The Company acquired additional 1.00% of the issued ordinary shares of TCL in September 2005.

2 Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC ("PRC GAAP").

3 Summary of significant accounting policies and practices

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined it has a direct or indirect controlling financial interests. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board (the "FASB") Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities" ("FIN 46(R)") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R). The Company was not the primary beneficiary of any variable interest entities during the three years ended December 31, 2005.

(b) Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company's cash is restricted as to withdrawal. See Note 29 for discussion of restrictions on the Renminbi.

(c) Trade accounts receivable

Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts and allowances, if any. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers, except for outstanding bills discounted with banks (see Note 24(e)), that are subject to recourse for non-payment.

(d) Inventories, net

Inventories are stated at the lower of cost and market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads.

3 Summary of significant accounting policies and practices (continued)

(e) *Property, plant and equipment*

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years

(f) *Construction in progress*

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings and machinery and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction of plant is considered to be complete on the date when the plant is substantially ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(g) *Lease prepayments*

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

(h) *Investments*

An affiliated company is an entity in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but does not have a controlling financial interest. Investments in affiliates are accounted for by equity method.

Investments in available-for-sale equity securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses from the sale of available-for-sale equity securities are determined on a specific-identification basis. However, equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost.

The Company recognizes an impairment loss when the decline in fair value below the carrying value of an investment is considered other than temporary.

3 Summary of significant accounting policies and practices (continued)

(i) Foreign currency transactions and translation

Transactions denominated in currencies other than Renminbi are translated into Renminbi at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable exchange rates quoted by PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income as part of the related transaction amounts.

During the year ended December 31, 2005, the exchange rate regime of Renminbi was reformed by moving into a managed floating exchange regime based on market supply and demand with reference to a basket of foreign currencies from the unified controlled exchange rate based on market supply and demand.

Assets and liabilities of foreign subsidiaries and affiliates whose functional currency is not Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries and affiliates are recorded as a separate component of accumulated other comprehensive income/ (loss) within stockholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign subsidiary and affiliate.

For the U.S. dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into U.S. dollars at the exchange rate on the balance sheet date which is US$1.00 = Rmb8.0702, the rate quoted by the PBOC at the close of business on December 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 30, 2005 or at any other date.

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of income in the financial year that includes the enactment date.

3 Summary of significant accounting policies and practices (continued)

(k) Revenue recognition

(i) Product sales

Revenue is recognized in accordance with U.S. GAAP as described in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 generally requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred. For the Company, these criteria are generally considered to be met upon delivery and acceptance of products at the customer site.

Product sales represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. Yuchai and its subsidiaries are subject to VAT which is levied on the majority of their products at the rate of 17% of the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales. VAT paid by Yuchai and its subsidiaries on its purchases of materials and supplies is recoverable out of VAT collected from sales to their customers.

(ii) Guarantee fee income

Guarantee fees received or receivable for a guarantee issued are recorded in "Accrued expenses and other liabilities" based upon the estimated fair value of guaranty obligations, and are amortized into revenue on a straight line basis over the respective terms of the guarantees. The Company will record an adjustment to the carrying amount of its obligations through a charge to earnings if it determines that it is probable that the Company will be required to perform under the guaranty.

(iii) Rental income

Rental income receivable under operating lease is recognized in the consolidated statements of income in equal instalments over the period covered by the lease term.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(l) Earnings per share

Basic earnings per share ("EPS") is computed by dividing income attributable to common shares by the weighted average number of common shares outstanding for the period.

The reconciliation of the Company's EPS is as follows:

	Years ended December 31,			
	2003 Rmb	**2004 Rmb**	**2005 Rmb**	**2005 US$**
Net income attributable to common shares	438,182	491,397	68,487	8,486
Basic earnings per share				
- Weighted average common shares outstanding during the year	35,340,000	35,340,000	36,459,635	36,459,635
- Basic earnings per share of common shares	12.40	13.90	1.88	0.23

There were no potentially dilutive securities outstanding as of December 31, 2003, 2004 and 2005.

(m) Advertising, research and development costs

Advertising, research and development costs are expensed as incurred. Advertising cost included in "Selling, general and administrative expenses", amounted to Rmb40,961, Rmb48,725 and Rmb45,291 (US$5,612) respectively, for the years ended December 31, 2003, 2004 and 2005.

Research and development expenses are shown net of a government subsidy of Rmb5,915 (US$733) for the year ended December 31, 2005. No such government subsidy was received for the years ended December 31, 2003 and 2004.

3 Summary of significant accounting policies and practices (continued)

(n) Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but instead is tested for impairment at least annually and when certain circumstances indicate a possible impairment may exist. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon discounted future cash flows. In the case that the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is considered impaired and is written down to its implied fair value. The results of the impairment testing in 2003, 2004 and 2005 did not result in any impairment of goodwill.

(o) Product warranty

The Company provides, at the time the product is sold, for the estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, which the Company provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometres to 180,000 kilometres), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

(p) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets including goodwill; realizable values for inventories; valuation allowances for receivables; and obligations for warranty costs. Actual results could differ from those estimates.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(q) Impairment of long-lived assets, other than goodwill

Long-lived assets to be held and used, such as property, plant and equipment, construction in progress and lease prepayments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(r) Commitments and contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that an obligation has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(s) Sales of trade accounts receivable

The Company sells trade accounts and bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the trade accounts receivable. Sales of the trade accounts receivable are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Accordingly, trade accounts and bills receivable are derecognized, and the Company records a discount equal to the difference between the carrying value of the trade accounts and bills receivable and cash received. The Company has received proceeds for the sales of the trade accounts and bills receivable of Rmb1,730,627, Rmb2,380,569 and Rmb3,423,296 (US$424,190), for the years ended December 31, 2003, 2004 and 2005, respectively. The Company has recorded discounts totalled of Rmb22,042, Rmb31,709 and Rmb44,362 (US$5,497) in respect of sold trade accounts and bills receivable for the years ended December 31, 2003, 2004 and 2005, respectively, which have been included in interest expense.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(t) Recently issued accounting standards

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment", which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The initial adoption of this statement will not have any effect on the Company's 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No.151, "Inventory Costs", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The initial adoption of this statement will not have a significant effect on the Company's 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", which eliminates an exception in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this statement will not have a significant effect on the Company's 2006 consolidated financial statements.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ended after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company's financial condition and consolidated statements of income.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(t) Recently issued accounting standards (continued)

In September 2005, the EITF issued EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements beginning in the first interim or annual reporting beginning after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, " Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140". This statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 140, " Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statements resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This statement will be effective for the fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement to the Company's consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for servicing of Financial Assets - an amendment of FASB Statement No. 140." This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The statement also provides guidelines to classification, disclosure and subsequent measurement of servicing assets and servicing liabilities. This statement will be effective for the fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement to the Company's consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the provisions of FIN 48 to the Company's consolidated financial statements.

(Rmb and US$ amounts expressed in thousands, except per share data)

4 Depreciation, amortization, sales commissions, shipping and handling expenses

Depreciation of property, plant and equipment and amortization of lease prepayments are included in the following captions:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Cost of goods sold	88,737	84,907	86,491	10,717
Selling, general and administrative expenses	36,782	47,882	53,229	6,596
	125,519	132,789	139,720	17,313

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Selling, general and administrative expenses	16,724	11,564	39,372	4,879

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Selling, general and administrative expenses	64,991	86,163	126,813	15,714

5 Provision for uncollectible loans to a related party

The amount represents the recognition of specific doubtful debt provisions totaling Rmb205,000 (US$25,402) on the loans due from Yuchai Marketing and Logistic Company Limited ("YMLC") as of December 31, 2005. YMLC is wholly owned by Coomber Investment Limited ("Coomber"), a shareholder of the Company and State Holding Company (collectively, the "Chinese Shareholders").

In March and May 2004, Yuchai granted interest-free advances to YMLC at the request of the Yuchai's PRC directors to provide YMLC with initial working capital for its start-up activities. YMLC was set up with the intention of offering a complementary range of services including spare parts distribution, insurance, vehicle financing and warranty servicing. These advances were provided with the approval of the previous Chairman of Yuchai but without the prior approval by the majority of the shareholders of Yuchai.

(Rmb and US$ amounts expressed in thousands, except per share data)

5 Provision for uncollectible loans to a related party (continued)

On December 2, 2004, these advances were converted into formal loans and written agreements were executed between Yuchai and YMLC through an authorized financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. Interest income of Rmb11,922 (US$1,477) was recognized in 2005 (see Note 7).

Because the loans had already been disbursed, the Chinese Shareholders had issued guarantees for these loans, and the Company's relationship with the Chinese Shareholders was improving, the Directors of Yuchai believed that it was in the Company's and Yuchai's best interest to ratify the loans. Consequently, the loans were ratified by the Board of Directors of Yuchai in April 2005.

In 2005, the Company discussed with the Chinese Shareholders the possibility of converting the loans into an equity investment in YMLC, subject to the Yuchai Board's approval. This potential alternative was incorporated within the terms of the reorganization agreement entered into by the Company with Yuchai and Coomber on April 7, 2005 ("Reorganization Agreement").

When the loans became due in December 2005, Yuchai was requested to extend the maturity date for the loans. However, the Company and Yuchai had been unable to access the financial statements of YMLC. Consequently, the Directors from the Company's and Yuchai's boards had doubts about YMLC's ability to repay the loans. However, the Company and Yuchai's board of directors considered the request to extend the loans based on representations received from the Chinese Shareholders and management of YMLC concerning their respective abilities and intentions to repay the loans and honor their guarantees, and therefore agreed to extend the repayment date of the loans for an additional year. The extension of the loans was approved by the Board of Directors of Yuchai on December 2, 2005. An agency bank was appointed under PRC requirements to administer the Rmb205,000 loans and the legal method requires such loans to be repaid and the funds re-disbursed. The new loans carry the same terms, including scheduled maturity in December 1, 2006. New guarantees were also granted by the Chinese Shareholders for these loans.

Later in December 2005, after it was agreed to extend the loans based on mutual understandings between YMLC, the Chinese Shareholders and Yuchai, access to financial records of YMLC was made available. The Company conducted a due diligence review, learned that YMLC was not profitable, and concluded that YMLC's future prospects were dim. The Company therefore decided not to pursue the conversion of loans into an equity investment in YMLC and also concluded that YMLC will probably not have the financial resources to repay the loans when they become due in December 2006.

The Company discussed this matter with the Chinese Shareholders and management of YMLC and also considered the financial position and financial resources of the State Holding Company and Coomber. CYI management has made an assessment of the future cash flows of the State Holding Company and Coomber and concluded that it is likely they will not be able to honor their respective guarantees in the event YMLC is unable to repay the loans when they become due.

(Rmb and US$ amounts expressed in thousands, except per share data)

5 Provision for uncollectible loans to a related party (continued)

Consequently, CYI management has identified a number of possible courses of action in the event YMLC is unable to repay the loans when they become due. These actions include:

- Taking actions to force YMLC to liquidate;
- Retaining portions of future dividends declared by Yuchai and payable to State Holding Company until the guarantee obligations are fulfilled; and
- Commencing legal action against YMLC and possibly the Chinese Shareholders.

The Company's management has ruled out any form of legal or other enforcement action against the Chinese Shareholders as management believes that Yuchai may not be the first preferred creditor entitled to receive payment of the judgment debt. Moreover, management believes that the process for enforcement of a judgment in China is complex and not as effective when compared with other jurisdictions. In addition management believes that the commencement of legal or other enforcement actions will likely lead to a deterioration in relations with the Chinese Shareholders which could have a materially adverse impact on the Company's investment in Yuchai and could lead to the impairment of shareholder value of the Company. Consequently, management believes that it is currently beneficial to the Company's shareholders for management to continue their dialogue and seek other possible arrangements with YMLC, Coomber and State Holding Company to resolve the repayment of the Rmb205,000 (US$25,402) loans rather than for it to resort to legal and enforcement actions described above. However, considering the financial condition and management's assessment of the future prospects of YMLC and management's intention to not seek legal or enforcement actions pertaining to the loans and related guarantees, management currently believes that it is probable it will be unable to recover any portion of these loans.

6 Interest cost

The Company capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2003, 2004 and 2005:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Interest cost capitalized	12,146	19,701	20,991	2,601
Interest cost charged to consolidated statements of income	23,624	31,757	70,527	8,739
Total interest cost incurred	35,770	51,458	91,518	11,340

(Rmb and US$ amounts expressed in thousands, except per share data)

7 Other (expenses)/income, net

Other (expenses)/income, net consist of:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Interest income (see Note 5)	3,587	3,286	21,744	2,695
Foreign exchange (loss)/gain, net	(27)	(38)	607	75
Dividend income from other investments	-	4,591	-	-
Rental income	-	-	6,078	753
Others, net	(4,441)	(2,157)	(4,246)	(526)
	(881)	5,682	24,183	2,997

8 Income taxes

Bermuda tax

The Company is incorporated under the laws of Bermuda and, under the current Bermuda laws, is not subject to tax on income or capital gains.

The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its stockholders, other than stockholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profit, income or any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax at least until the year 2016.

PRC income tax

As Yuchai is a sino-foreign enterprise in the Western Region of the PRC that is engaged in an encouraged industry, its PRC statutory income tax rate is 15% in 2003, 2004 and 2005 under the relevant PRC income tax laws.

The PRC income tax rates of Yuchai's subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2003, 2004 and 2005.

Income tax expense in the consolidated statements of income consists of:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Current tax expense	106,671	104,049	32,726	4,055
Deferred tax expense/ (benefit)	6,253	1,116	(11,851)	(1,468)
	112,924	105,165	20,875	2,587

(Rmb and US$ amounts expressed in thousands, except per share data)

8 Income taxes (continued)

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2005 for the following reasons:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Computed "expected" tax expense	104,536	113,078	17,586	2,179
Adjustments resulting from:				
- Non-deductible expenses	1,232	471	5,703	707
- Tax credits (see Note (i))	-	(16,184)	(43,535)	(5,395)
- Change in valuation allowance	-	-	45,231	5,605
- Rate differential of subsidiaries	7,156	7,800	(4,110)	(509)
Total tax expense	112,924	105,165	20,875	2,587

Notes:

(i) Amounts mainly represents tax credits relating to the purchase of domestic equipment for technological improvement and the approved research and development costs.

(ii) All taxable income and income tax expense are from PRC sources.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2004 and 2005 are presented below:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Trade accounts receivable	26,006	22,900	2,838
Inventories	6,678	8,336	1,033
Property, plant and equipment	69,247	49,436	6,126
Accrued expenses and other liabilities	37,020	32,961	4,084
Tax losses carried forward	3,500	11,615	1,439
Tax credits	-	43,535	5,395
Loans to a related party	-	30,750	3,810
Total gross deferred tax assets	142,451	199,533	24,725
Less: Valuation allowance	-	(45,231)	(5,605)
Net deferred tax assets	142,451	154,302	19,120

(Rmb and US$ amounts expressed in thousands, except per share data)

8 Income taxes (continued)

The following table represents the classification of the Company's net deferred tax assets:

	December 31,		
	2004 Rmb	**2005 Rmb**	**2005 US$**
Net deferred tax assets comprise of:			
Current portion	69,704	88,783	11,001
Non-current portion	72,747	65,519	8,119
	142,451	154,302	19,120

As of December 31, 2005, a subsidiary of the Company was granted with tax credits amounted to Rmb43,535 (US$5,395) in relation to the purchase of domestically produced equipment of which Rmb12,502 (US$1,549) would expire in 2008 and the remaining amount would expire in 2009. According to the relevant laws and regulations in the PRC, the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary for the year compared to the current income tax of the subsidiary in the year before the purchase of the equipment.

Certain subsidiaries of the Company had net operating loss carryforwards for PRC income tax purposes of Rmb47,182 (US$5,846), which are available to offset future taxable income, if any. Of which, Rmb13,328, Rmb13,630 and Rmb20,224 would expire in 2008, 2009 and 2010, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered that it is more likely than not that tax credits totalling Rmb33,834 (US$4,193) relating to the purchase of domestic equipment cannot be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the current tax of the subsidiary for the years 2003 and 2004, when the related domestic equipment was purchased and the management forecasted future taxable income of the subsidiary will not be sufficient to fully utilize the tax credits. In addition, one of the subsidiaries has been loss making since its commencement of operations in 2004 and based on this, management has determined that it is more likely than not that the benefit of deferred tax assets in this entity totalling Rmb11,397 (US$1,412) will not be realized.

(Rmb and US$ amounts expressed in thousands, except per share data)

9 Trade accounts receivable, net

Trade accounts receivable, net comprise:

	December 31, 2004 Rmb	2005 Rmb	2005 US$
Trade accounts receivable	504,429	574,018	71,128
Less: Allowance for doubtful accounts	(107,457)	(69,047)	(8,556)
	396,972	504,971	62,572
Bills receivable	478,593	641,256	79,460
	875,565	1,146,227	142,032

An analysis of the allowance for doubtful accounts for 2003, 2004 and 2005 is as follows:

	December 31, 2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Balance at beginning of year	158,075	94,423	107,457	13,315
Add:				
Charge to consolidated statements of income	-	13,034	25,587	3,171
Less:				
Written back to consolidated statements of income	(493)	-	-	-
Doubtful debts written off	(63,159)	-	(63,997)	(7,930)
Balance at end of year	94,423	107,457	69,047	8,556

(Rmb and US$ amounts expressed in thousands, except per share data)

9 Trade accounts receivable, net (continued)

At December 31, 2004 and 2005, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates ("the Dongfeng companies"), were Rmb142,788 and Rmb161,930 (US$20,065), respectively. See Note 33 for further discussion of business concentration risk.

As of December 31, 2005, certain trade accounts receivable totalling Rmb42,835 (US$5,308) were pledged as security under certain loan arrangements (see Note 18 (a)).

10 Amounts due from/to related parties

Amounts due from related parties comprise:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Due within one year	85,614	233,188	28,895

Amounts due to related parties comprise:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Due within one year	42,686	75,189	9,317

Related parties include Hong Leong Management Services Pte. Limited, YMLC, State Holding Company and their subsidiaries and affiliates. At December 31, 2005, the amounts due from/to related parties are unsecured, interest free and arose principally from transactions as disclosed in Note 27. All amounts due from/to related parties are payable on demand.

In June 2006, YMLC and State Holding Company entered into an agreement with Yuchai to enable Yuchai and its subsidiaries to settle the amounts due from/to YMLC, State Holding Company and their subsidiaries on a net basis, i.e. the balance due from/to YMLC, State Holding Company, their subsidiaries and affiliates as of December 31, 2005 were off-setted.

(Rmb and US$ amounts expressed in thousands, except per share data)

11 Loans to customers, net

Loans to customers, net refer to the designated loans lent by the Company through financial institutions to customers. The terms of the loan agreements were designated by the Company. The financial institutions assist the Company to release the principal to the borrowers and collect the repayment on behalf of the Company without bearing the risk of default by customers, if any. The loans carried interest rates ranged from 5.31% to 5.85% and were repayable in instalments within one year. The loans are secured and guaranteed by independent third parties.

12 Inventories, net

Inventories comprise:

	December 31,		
	2004 Rmb	**2005 Rmb**	**2005 US$**
Raw materials	699,132	1,027,733	127,349
Work in progress	141,659	33,057	4,096
Finished goods	505,754	575,493	71,311
	1,346,545	1,636,283	202,756

13 Other receivables, net

Other receivables, net comprise:

	December 31,		
	2004 Rmb	**2005 Rmb**	**2005 US$**
VAT recoverable (see Note (i))	91,977	96,151	11,914
Staff loans	8,476	18,075	2,240
Staff advances	3,306	1,726	214
Receivable for factoring (see Note (ii))	6,845	-	-
Others	4,810	24,251	3,005
	115,414	140,203	17,373

Notes:

(i) The VAT recoverable mainly represents a delay in the input VAT approval by the local tax bureau, totalling Rmb58,872 (US$7,295). The amount was subsequently settled in January 2006.

(ii) In December 2004, Yuchai sold trade accounts receivable of Rmb64,827 to a commercial bank. The balance represented 10% of the sales amount withheld by the bank that would be released to the Company upon the settlement of the trade accounts receivable. The amount withheld represented the full amounts which might be claimed by the bank pursuant to recourse provisions. The amount was fully settled in 2005.

(Rmb and US$ amounts expressed in thousands, except per share data)

14 Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Buildings	634,544	709,643	87,934
Machinery and equipment	1,547,112	1,888,567	234,017
	2,181,656	2,598,210	321,951
Less: Accumulated depreciation	(1,022,725)	(1,155,695)	(143,205)
Net property, plant and equipment	1,158,931	1,442,515	178,746

In 2003, management determined that certain property, plant and equipment would no longer be used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to their estimated fair value. Impairment loss of Rmb12,405 has been included in "Selling, general and administrative expenses" in 2003. Management has conducted an impairment review on the conditions of the property, plant and equipment in 2004 and 2005 and considered no impairment loss was deemed necessary in 2004 and 2005.

All of Yuchai and its subsidiaries' buildings are located in the PRC.

As of December 31, 2004, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb172,630, was pledged as security under certain loan arrangements (see Note 18(a)). The security was released in 2005.

Loss on disposal of property, plant and equipment for the years ended December 31, 2003, 2004 and 2005 is included in "Selling, general and administrative expenses" as follows:

	December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Loss on disposal of property, plant and equipment	3,359	12,998	10,474	1,298

The Company has several non-cancellable operating leases, primarily for offices and warehouses that expire over the next four years. These leases generally contain renewal options for periods ranging from one year to four years.

(Rmb and US$ amounts expressed in thousands, except per share data)

14 Property, plant and equipment, net (continued)

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are:

	Rmb	US$
2006	2,766	343
2007	2,019	250
2008	1,084	134
2009	541	67
	6,410	794

Rental expense for operating leases is included in "Selling, general and administrative expenses" as follows:

	December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Rental expense	5,159	9,232	8,726	1,081

15 Construction in progress

Construction in progress comprises capital expenditures and capitalized interest charges relating to the following construction of facilities and assembly lines projects:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Diesel engine production line and facilities projects	211,418	286,050	35,445
Factories auxiliary facilities	86,134	95,230	11,800
Second foundry	29,570	26,047	3,228
Others	51,913	52,575	6,515
	379,035	459,902	56,988

(Rmb and US$ amounts expressed in thousands, except per share data)

16 Lease prepayments, net

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Lease prepayments	99,111	98,157	12,163
Less: Accumulated amortization	(24,344)	(27,549)	(3,414)
Lease prepayments, net	74,767	70,608	8,749

The land on which the Company's buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land.

17 Investments

(a) Investments as of December 31, 2004 and 2005 are summarized as follows:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Available-for-sale equity securities (see Note)	6,405	6,355	787
Investments in affiliated companies	648	185,619	23,001
	7,053	191,974	23,788

Note:

Available-for-sale equity securities are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value. The Company did not observe any event or change in circumstances that would have resulted in the fair value being significantly less than its carrying amount.

(b) Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are as follows:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Listed:			
TCL (see Note (i))	-	185,021	22,927
Unlisted:			
Others (see Note (ii))	648	598	74
	648	185,619	23,001

(Rmb and US$ amounts expressed in thousands, except per share data)

17 Investments (continued)

(b) Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are as follows (continued) :

Notes:

(i) The Company acquired 264,000,000 ordinary shares and 17,795,664 ordinary shares of TCL ("TCL Shares") on March 23, 2005 and September 5, 2005, representing 14.99% and 1.00% interests of the enlarged TCL Shares at a consideration of Singapore dollars ("S$") 30,880,000 (equivalent to Rmb152,133) and S$1,400,000 (equivalent to Rmb 6,890) respectively. As a result, the Company held a 15.99% stake in TCL as of December 31, 2005. Among the 17,795,664 ordinary shares purchased on September 2005, 6,715,196 TCL Shares held by the Company as of December 31, 2005 are subject to a call option which is exercisable by certain members of the Thakral family ("Thakral Family Members"), who are stockholders of TCL.

The option was granted only to Thakral Family Members by the participating creditors in connection with a scheme of arrangement dated October 24, 2001 in relation to TCL sanctioned by the High Court of Singapore on November 2, 2001 ("the Scheme"). The option price payable per TCL Shares under the call option is S$0.25 plus an interest of Singapore Interbank offer rate plus 0.5% from March 27, 2002 until the completion of the sale and purchase of the said TCL Shares pursuant to an exercise of the call option. The Company has assessed the fair value of the options and determined that the value was not material. The 6,715,196 TCL Shares were held by a share escrow account on trust for the Company pending release to the Company as of December 31, 2005, subject to the call option. Assuming that the call option is not exercised by the Thakral Family Members, all the 6,715,196 TCL Shares will be released by the share escrow agent to the Company by August 31, 2006. As of December 31, 2005, the call option has not been exercised.

The fair value, based on the quoted market price, of the TCL shares held by the Company was Rmb109,434 (US$13,560) as of December 31, 2005. Management considers the decline in fair value below the carrying value to be not other than temporary as the Company has the ability and intent to hold its investment in TCL for a period that should allow it to recover its carrying value.

(ii) Others represent the Company's interest in certain entities in the PRC in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but does not have controlling financial interests.

(Rmb and US$ amounts expressed in thousands, except per share data)

17 Investments (continued)

(c) Summarized financial information regarding TCL as of December 31, 2005 and for the period from March 23, 2005 to December 31, 2005 is as follows:

	December 31, 2005 Rmb	December 31, 2005 US$
Financial position		
Current assets	932,008	115,488
Property, plant and equipment, net	173,266	21,470
Other assets	453,327	56,173
Total assets	1,558,601	193,131
Current liabilities	337,971	41,879
Non-current liabilities	1,034	128
Long term debts	32,076	3,975
Total liabilities	371,081	45,982
Minority Interests	30,416	3,769
Stockholders' equity	1,157,104	143,380
Total liabilities and stockholders' equity	1,558,601	193,131

(Rmb and US$ amounts expressed in thousands, except per share data)

17 Investments (continued)

(c) Summarized financial information regarding TCL as of December 31, 2005 and for the period from March 23, 2005 to December 31, 2005 is as follows (continued):

	Period from Mar 23, 2005 to December 31, 2005 Rmb	Period from Mar 23, 2005 to December 31, 2005 US$
Results of operations		
Net sales		
Supply chain management	1,531,913	189,823
Others	109,526	13,572
	1,641,439	203,395
Cost of goods sold	(1,508,247)	(186,890)
Gross profit	133,192	16,505
Selling, general and administrative expenses	(191,161)	(23,688)
Operating loss	(57,969)	(7,183)
Finance cost	(9,338)	(1,157)
Other income	34,906	4,325
Equity in profit of affiliates	281	35
Loss before income taxes and minority interests	(32,120)	(3,980)
Income tax expense	(6,086)	(754)
Loss before minority interests	(38,206)	(4,734)
Minority interests in income of consolidated subsidiaries	6,232	772
Net loss	(31,974)	(3,962)
Other financial information:		
- Interest revenue	5,703	707
- Interest expenses	9,338	1,157
- Depreciation and amortisation	10,576	1,311
- Significant non-cash transactions:		
Bad debt expense	11,629	1,441
Provision for inventory write-down	33,493	4,150
Impairment loss to property, plant and equipment	16,031	1,986

(Rmb and US$ amounts expressed in thousands, except per share data)

18 Debt

(a) Short-term bank loans

Short-term bank loans were denominated in Renminbi as follows:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Renminbi denominated loans	430,000	812,835	100,721

The weighted average interest rate of short-term bank loans at December 31, 2004 and 2005 was 5.28% and 5.52% per annum, respectively.

As of December 31, 2004, short-term bank loans of Rmb50,000, were secured by the pledge of certain of Yuchai's plant and equipment (see Note 14). The amount was fully repaid in 2005.

As of December 31, 2005, short-term bank loans of Rmb42,835 (US$5,308), were secured by the pledge of certain Yuchai's trade accounts receivable (see Note 9).

(b) Long-term bank loans

Yuchai's long-term bank loans comprise:

	Interest rate at December 31, 2005 (per annum)	December 31,		
		2004 Rmb	2005 Rmb	2005 US$
Renminbi denominated loans:				
- due in 2006	4.94% - 5.49%	100,000	100,000	12,391
- due in 2007	5.85%	-	50,000	6,196
Total long-term bank loans outstanding		100,000	150,000	18,587
Less: Amounts due within one year included under current liabilities		-	(100,000)	(12,391)
Amounts due after one year		100,000	50,000	6,196

All long-term bank loans were unsecured as of December 31, 2004 and 2005.

(Rmb and US$ amounts expressed in thousands, except per share data)

19 Convertible debt

On February 23, 2005, the Company issued US$25,000 (Rmb206,913) in principal amount of convertible debt (the "Convertible Debt") on a private placement basis. The Convertible Debt bear interest rate of 2% per annum and mature in 2012, unless redeemed earlier in accordance with the terms of the Convertible Debt. The Convertible Debt were fully exercised and converted to 1,927,673 ordinary shares in June 2005, thereby increasing the Company's issued and outstanding shares from 35,340,000 ordinary shares to 37,267,673 ordinary shares.

20 Accrued expenses and other liabilities

Accrued expenses and other liabilities comprise:

	December 31,		
	2004 Rmb	2005 Rmb	2005 US$
Deposits from customers	54,165	96,936	12,012
Staff welfare payable (see Note)	15,041	15,041	1,864
Accrued product warranty (see Note 21)	126,114	142,126	17,611
Wages payable	110,577	98,732	12,234
Management bonus payable	36,574	19,092	2,366
Payable for construction in progress	39,139	39,330	4,873
Accrued research and development expenses	16,472	24,952	3,092
Accrued advertising expense	7,225	3,817	473
Accrued legal fee and other professional fees	2,762	5,050	626
Accrued expenses for litigation and guarantees (see Note 24(c) and (d))	15,268	18,921	2,344
Individual income tax withholding	8,161	10,250	1,270
Other accruals and liabilities	53,422	97,470	12,078
	484,920	571,717	70,843

Note:

Staff welfare payable is determined by Yuchai's Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities.

(Rmb and US$ amounts expressed in thousands, except per share data)

21 Accrued product warranty

An analysis of the accrued product warranty for 2003, 2004 and 2005 is as follows:

	December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Balance at beginning of year	66,864	101,215	126,114	15,627
Allowance charged to consolidated statements of income	162,369	190,205	179,184	22,203
Less: Allowance utilized	(128,018)	(165,306)	(163,172)	(20,219)
Balance at end of year	101,215	126,114	142,126	17,611

22 Statutory reserves

The Company's attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2005 is as follows:

	December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Statutory general reserve (see Note (ii))				
Balance at January 1	116,702	156,111	170,041	21,070
Transfer from consolidated statements of income	39,409	13,930	239	30
Balance at December 31	156,111	170,041	170,280	21,100
Statutory public welfare fund (see Note (iii))				
Balance at January 1	28,398	48,103	70,482	8,734
Transfer from consolidated statements of income	19,705	22,379	2,549	316
Balance at December 31	48,103	70,482	73,031	9,050
General surplus reserve				
Balance at January 1 and December 31	25,706	25,706	25,706	3,185
Total	229,920	266,229	269,017	33,335

(Rmb and US$ amounts expressed in thousands, except per share data)

22 Statutory reserves (continued)

Notes:

(i) In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends (see Note 30).

(ii) In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(iii) Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries' employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders.

23 Commitments

At December 31, 2005, Yuchai had the following commitments:

	December 31,	
	2005 Rmb	2005 US$
Authorized and contracted for:		
Improvement to existing production facilities	214,098	26,529

24 Contingencies

(a) Product liability

The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations imposes that manufacturers and sellers are liable for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

(b) Environmental liability

The Group's production is subject to certain environment protection laws and regulations in the PRC. In addition, the manufacture and sales of EURO I engines in major urban area became unlawful after December 31, 2004. After that date, the engines equipped with EURO I engines cannot be sold and used in major urban area. The Company considers that the compliance with applicable environment protection laws will not have any material adverse impact to Yuchai and its subsidiaries.

(Rmb and US$ amounts expressed in thousands, except per share data)

24 Contingencies (continued)

(c) Dispute with Bank of China

In 2003, the Yulin Branch of Bank of China ("BOC") initiated legal proceedings to recover RMB 6,603 (US$818) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant ("Great Wall"). At trial, a Yulin court ruled that if Great Wall could not pay the loan, Yuchai would be liable to pay the guaranteed sum to the BOC. Yuhai appealed unsuccessfully.

In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee.

Based on the advice from the Company's Legal Counsel, the Company has recorded a loss contingency equal to the amount of the claim. The amounts due to the BOC and from the State Holding Company have been recorded in "Accrued expenses and other liabilities" and "Amounts due from related parties", respectively.

In 2005, there were no new developments in this case.

(d) Guarantees

YEGCL guaranteed borrowings of Rmb7,605 and Rmb178,480 (US$22,116) granted by commercial banks to unrelated parties in 2004 and 2005, respectively. The borrowings are due in equal monthly or quarterly instalments through one to two years. The guarantees were made to individual persons who applied for mortgage loans from commercial banks to purchase automobiles equipped with diesel engines produced by Yuchai. The guarantees are for the entire amount and term of the borrowings. In return, YEGCL receives a premium fee amounted to 2% to 8% of the amount of borrowings. All guarantees are secured by automobiles at a net book value totalling Rmb11,693 and Rmb242,216 (US$30,014) at December 31, 2004 and 2005, respectively. If the individual defaults on payment, YEGCL would have to perform under the guarantees. It is reasonably possible that YEGCL would be required to make payment under its guarantees. As of December 31, 2004 and 2005, the maximum amount of undiscounted payments that YEGCL would have to make in the event of default is Rmb7,422 and Rmb134,235 (US$16,633). Pursuant to the requirements of FIN 45, the Company accrued Rmb220 and Rmb16,811 (US$2,083) related to its stand ready obligation under the guarantee arrangement in 2004 and 2005, respectively. The amount recognized during the year ended December 31, 2004 and 2005 includes premium received or receivable, which is amortized on a straight line basis over the terms of the guarantees, of Rmb220 and Rmb4,493 (US$557), respectively. The amount of premium being amortized, which were recorded as revenue, for the year ended December 31, 2004 and 2005 were amounted to Rmb 14 and Rmb 1,167 (US$145), respectively. The remaining balance of Rmb 12,318 (US$1,526) as of December 31, 2005 represents the provision for loss contingency related to the guarantees where payment by the Company was probable.

(e) Outstanding bills discounted

As of December 31, 2005, outstanding bills discounted with banks for which the Company has retained a recourse obligation totalled Rmb1,373,723 (US$170,222).

(Rmb and US$ amounts expressed in thousands, except per share data)

24 Contingencies (continued)

(f) Outstanding letters of credit

As of December 31, 2005, the Company issued irrevocable letters of credit totalled Rmb110,257 (US$13,662).

(g) Other outstanding litigation

In addition to the matters disclosed in Note 24(c), the Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

25 Dispute with State Holding Company

The Company has from time to time in the period up to 2005 encountered difficulties in obtaining the cooperation of the State Holding Company, and its former Chairman, Mr Wang Jianming, in the daily management and operation of Yuchai, including obtaining payments of the Company's share of the final 2001 dividend declared in August 2002. Mr Wang Jianming ceased to serve as the Chairman, legal representative and chief executive officer of Yuchai, as well as the Chairman and legal representative of the State Holding Company, the principal Chinese shareholder of Yuchai with effect from October 28, 2005. The new Chairman and legal representative of these companies is Mr Yan Ping whose appointment was confirmed on December 2, 2005.

The Chinese stakeholders had previously asserted that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company's initial public offering ("IPO"), was not validly approved by the Chinese authorities, and that as a result the Company's exercise of control over Yuchai has been improper.

As a result of a number of meetings between the parties, the Company and Yuchai entered into an agreement in July 2003 (the "July 2003 Agreement") to work together in trying to jointly promote mutual plans to enhance the Company's shareholder value.

On April 7, 2005, the Company entered into a Reorganisation Agreement ("Reorganisation Agreement") with Yuchai and Coomber in furtherance of the terms of the July 2003 Agreement, and the terms of this agreement were acknowledged and agreed to by the State Holding Company. The Reorganisation Agreement was extended to December 31, 2006 by way of the Reorganisation Agreement Amendment No. 1 dated December 2, 2005. The Reorganisation Agreement Amendment No. 1 was similarly acknowledged and agreed to by the State Holding Company.

The principal terms contained in the Reorganisation Agreement relating to governance related issues have been addressed by Yuchai.

Yuchai has taken all necessary steps and submitted all necessary documents to enable the amended and restated Articles of Association of Yuchai as approved by its directors and shareholders in 1996 incorporating the corporate governance guidelines approved by its directors and shareholders on November 1, 2002 to be approved, formalized, endorsed, registered and filed with the relevant governmental authorities. The formal approval of these amended Articles of Association is awaited from the PRC Ministry of Commerce ("MOC").

(Rmb and US$ amounts expressed in thousands, except per share data)

25 Dispute with State Holding Company (continued)

Promptly upon receipt of the approval from the MOC of the Articles of Association, Yuchai would formalize the implementation of the corporate governance guidelines approved by its directors and shareholders on November 1, 2002 and establish an appropriate corporate governance structure conforming to international custom and practice.

Yuchai has begun to implement the compliance programme for the internal controls over financial reporting of Yuchai with respect to section 404 of the Sarbanes-Oxley Act.

Up to the date of this report:

(i) the board and shareholders of Yuchai have, at a duly convened board meeting held on April 21, 2005 and a duly convened shareholders meeting held on May 16, 2005, approved the following principal matters relating to the Reorganisation Agreement:

- the proposed capitalization of YMLC was varied by the board of directors of Yuchai at its meeting on April 21, 2005 and approved by its shareholders. Coomber has assumed the obligation to return RMB165,400 (US$20,495) of the authorized RMB205,000 (US$25,402) loan that was made by Yuchai to YMLC and which had been guaranteed by Coomber to Yuchai by December 6, 2005. The remaining RMB39,600 (US$4,907) loan would remain as a loan by Yuchai to YMLC and would only be injected as share capital of YMLC after the successful spin-off of Yuchai in line with the terms of the Reorganisation Agreement;

- a dividend payment for the financial years ended December 31, 2003 and 2004 in the amount of RMB302,713;

- the establishment and appointment of members of three sub-committees under the board, comprising the nominations committee, the remuneration committee and the audit committee;

- the establishment of a financial committee to approve all borrowings, guarantees, loans issuance of company debt and investment;

- the termination of the sales of the spare parts business of one of its subsidiaries;

- the payment of US$20,000 to the Company pursuant to the Reorganisation Agreement;

- the acceptance of the appointment of two independent directors of Yuchai and confirmation of the appointment of three directors appointed by holders of States Shares of Yuchai and six directors appointed by holders of Foreign Shares of Yuchai; and

- the appointment of one independent director nominated by the holders of State Shares of Yuchai, and three independent directors nominated by the holders of Foreign Shares of Yuchai.

(Rmb and US$ amounts expressed in thousands, except per share data)

25 Dispute with State Holding Company (continued)

Up to the date of this report: (continued)

(ii) an internationally reputable financial adviser had been engaged by Yuchai to assist Newco (as defined below) to apply for the listing of its shares on the NYSE and assist the Company with the implementation of the spin-off. Pursuant to the Reorganization Agreement, a Bermuda corporation ("Newco") will be formed where (a) the Company will contribute its 76.4% indirect interest in Yuchai to in exchange for a number of Newco share equal to the number of outstanding shares of the Company as of April 7, 2005; (b) its board of directors would comprise of nominees from the Company and Yuchai in the same respective proportions to the nominees of the holders of Foreign Shares of Yuchai and the holders of State Shares of Yuchai on the Yuchai board of directors; and (c) its charter documents and officers would be mutually agreeable to the Company and Yuchai and on the completion date of the Restructuring Exercise (as described in the Reorganization Agreement) the Company shall have no appointees to its board of directors. The appointment of the financial adviser was subsequently terminated pending Yuchai's ongoing review of the implementation of the corporate reorganization contemplated in the Reorganization Agreement;

(iii) the Yuchai board of directors subsequently directed a review of YMLC's financial position and the implementation of the recapitalization plans for YMLC has been deferred pending the successful spin-off of Yuchai in line with the terms of the Reorganisation Agreement;

(iv) the Company has received payment of an advisory fee in the amount RMB12,105 (US$1,500) from Yuchai as provided for under the Reorganisation Agreement; and

(v) the Company has received its share of the dividend declared and paid by Yuchai in respect of the financial years ended December 31, 2003 and 2004 on May 24, 2005 for amount of RMB225,207 (US$27,906).

The principal terms of the Reorganization Agreement Amendment No. 1 are as follows:

(1) Clause 1.8 of the Reorganization Agreement was perviously stated as:

"In consideration of CYI's agreement to ensure that Coomber will under the terms of the share exchange described in clause 2.4 receive no less than 6,354,911 Newco shares, Yuchai shall, within 5 business days from the date that an unqualified audit report is issued on CYI's financial statements in the form substantially similar to that of the unaudited financial statements filed by CYI in its Form 6K dated February 28, 2005, pay CYI an amount of US$20.0 million in cash into such bank account as CYI shall notify Yuchai in writing."

was deleted and replaced with the following text:

"In consideration CYI's agreement to ensure that Coomber will under the terms of the share exchange in Clause 2.4 receive no less than 6,354,911 Newco shares, Yuchai shall on the earlier of (i) the date of the completion of the transactions described in Clause 2.6 and (ii) December 31, 2006 pay CYI an amount of US$20.0 million in cash to such bank account as CYI shall notify Yuchai in writing."

(Rmb and US$ amounts expressed in thousands, except per share data)

25 Dispute with State Holding Company (continued)

The principal terms of the Reorganization Agreement Amendment No. 1 are as follows: (continued)

(2) Clause 2.10 of the Reorganization Agreement, which was stated as:

"The parties acknowledge and accept that the CYI Group, as majority shareholders of Yuchai and with majority control of the Board of Directors of Yuchai, may cause the employment of Yuchai's current Chief Executive Officer to be terminated in accordance with the terms of his employment agreement. CYI acknowledges and accepts, however, that the successful implementation of the Restructuring Exercise will require the continued uninterrupted involvement and participation of Yuchai's current Chief Executive Officer on and subject to the terms (including remuneration) of his employment agreement. Accordingly, CYI agrees that it will not, and will procure that its appointees to the Board of Directors of Yuchai do not, take any action prior to the completion of the Restructuring Exercise that will interfere with, or cause the termination of, the employment of Yuchai's current Chief Executive Officer except if he were to be prosecuted or convicted for any activities of a criminal nature."

was deleted in its entirety with effect from October 27, 2005.

(3) Clause 4 of the Reorganization Agreement was previously stated as:

"In the event that the parties are unable to complete the events described in each of clauses 2.1, 2.2, 2.4, 2.5 and 2.6 above (not due to the default of either party) by 5:00p.m. on December 31, 2005 (or if such day is not a business day in Hong Kong, the immediately succeeding business day) (or such other date to be mutually agreed between the parties), the provision of this Agreement shall terminate and in such event no party shall have any claim against any other party for any claims, damages, losses or other costs and expenses arising from such termination."

the date appearing in the third line of Clause 4 of the Reorganization Agreement was deleted and substituted with the words "December 31, 2006 or such other date as the parties may agree in writing".

Yuchai, Coomber and the State Holding Company have at various times reaffirmed their respective intentions of working with the Company to carry out their respective obligations under the Reorganization Agreement.

26 Retirement and other post retirement benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2003, 2004 and 2005, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government and Beijing City Government are responsible for the entire obligations of all Yuchai and its subsidiaries' retires. Expenses incurred in connection with the plan were Rmb24,101, Rmb29,868 and Rmb33,299 (US$4,126), respectively, for the years ended December 31, 2003, 2004 and 2005.

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post retirement benefits beyond the annual contributions described above.

(Rmb and US$ amounts expressed in thousands, except per share data)

27 Other related party transactions

In addition to the loans to YMLC (as disclosed in Note 5), the Company has undertaken other significant business transactions with related parties during the three years ended December 31, 2005. The following is a summary of these transactions:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Sales of trucks from customers to Guangxi Yuchai Mechanical and Electronics Company ("GYMEC") (see Note (i))	1,346	753	-	-
Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (see Note (ii))	23,611	3,784	7,646	947
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (see Note (ii))	(93,056)	(142,829)	(235,329)	(29,160)
Purchase of raw materials and supplies from YMLC (see Note (iii))	-	-	(60,756)	(7,528)
Purchase of trucks from YMLC (see Note (iii))	-	(95,391)	(77,324)	(9,581)
Processing fee to YMLC (see Note (iv))	-	(12,329)	(44,407)	(5,503)
Delivery expense charged by a subsidiary of YMLC (see Note (iv))	(62,206)	(65,468)	(126,028)	(15,616)
General and administrative expenses				
- charged by State Holding Company (see Note (v))	(30,607)	(21,180)	(25,931)	(3,213)
- charged by HLA (see Note (xii))	(4,427)	(4,142)	(4,035)	(500)
- charged by an affiliate of HLA (see Note (vi))	-	-	(30,765)	(3,812)
Gain on disposal of land use rights to a subsidiary of State Holding Company (See Note (vii))	-	-	2,533	314
Loan from State Holding Company (see Note (viii))	8,000	-	-	-
Assignment of debt to GYMEC (see Note (ix))	3,700	-	-	-
Consultancy fee paid on behalf of Coomber (see Note (x))	13,347	-	-	-

(Rmb and US$ amounts expressed in thousands, except per share data)

27 Other related party transactions (continued)

Notes:

(i) Sales of diesel trucks to GYMEC

GYMEC was formerly a subsidiary of State Holding Company. It became a subsidiary of YMLC following a share transfer from State Holding Company to YMLC in 2004. During 2003 and 2004, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales. The amount due from GYMEC is unsecured, interest free and repayable on demand.

(ii) Sale and purchase of raw materials, supplies and diesel engines to/from State Holding Company, its subsidiaries and affiliates.

Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Company and certain subsidiaries of State Holding Company have acted as sales agents of the Company. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(iii) Purchase of raw materials, supplies and trucks from YMLC

Since July 2004, subsidiaries of YMMC have engaged in the sale of trucks which were mainly supplied by and purchased from YMLC. YMLC has also become a supplier of raw materials and supplies to the Company since 2005. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(iv) Processing fee and delivery expense charged by YMLC and its subsidiaries

The fee is for the packaging and delivering of spare parts charged by YMLC, which was recorded in "Cost of goods sold" and "Selling, general and administrative expenses" respectively. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(v) General and administrative expenses

State Holding Company charges Yuchai for certain general and administrative expenses in respect of rental of certain office premises, property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. The Company believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

(vi) Service fee to an affiliate of HLA

The fee was paid to Hong Leong Management Services Pte Ltd., an affiliate of HLA. Service fee includes Rmb9,167 (US$1,136) in relation to the consultancy services performed for the acquisition of interests in TCL during 2005 and LKN-Primefield Limited ("LKN") in 2006 (see Note 34(a)). The remaining amounts were mainly in relation to secure additional credit facilities and enter into the Reorganization Agreement. The transactions were approved by the Board of Directors. The Company considers that the transactions were entered into in the normal course of business.

(Rmb and US$ amounts expressed in thousands, except per share data)

27 Other related party transactions (continued)

Notes (continued) :

(vii) Gain on disposal of land use rights to a subsidiary of State Holding Company

The Company has disposed of certain land use rights with net book value of Rmb1,047 (US$130) to a subsidiary of State Holding Company for a consideration of Rmb3,580 (US$444). The Company considers that the transaction was entered into in the normal course of business.

(viii) Loan from State Holding Company

In 2003, GYSPM has entered into an agreement with State Holding Company for a borrowing of Rmb8,000 for its operating activities as of December 31, 2003. As of December 31, 2003, GYSPM pledged certain of its assets with net book value of Rmb17,132 against bank loan of Rmb8,000 borrowed by State Holding Company. The terms set out in the loan agreement entered into between State Holding Company and the bank and the loan agreement entered into between GYSPM and State Holding Company are identical. The loan proceeds from the bank borrowed by State Holding Company were solely lent to GYSPM. State Holding Company would make repayments to the bank upon receipt of loan repayment from GYSPM. The loan was fully repaid in 2004.

(ix) Assignment of debt to GYMEC

In 2003, the Company entered into a deed of assignment ("the Deed") whereby one of the Company's customers assigned all the rights and liabilities of the outstanding amount due to the Company totalling approximately Rmb15,000 to GYMEC. Pursuant to the Deed, GYMEC became one of the sales agents of this customer who is principally engaged in manufacturing and sales of motor vehicles. As of December 31, 2004, the outstanding balances due from GYMEC related to this assignment was Rmb3,700 and the amount was fully repaid in 2005.

(x) Consultancy fee paid on behalf of Coomber

In 2003, the Company entered into an agreement, totalling Rmb60,000 with a consultancy company in connection with the design of an information system for YMLC to be undertaken by Coomber pursuant to which Coomber has agreed to pay for all expenses incurred by the Company in respect of this project on or before 31 December 2004. In 2003, the Company incurred payments totalling Rmb13,347 in respect of the project, which have been recorded in amounts due from related parties. The amount was subsequently repaid in 2004.

(xi) Amounts due from/to related parties

Amounts due from/to related parties arise mainly from the transactions as stated above.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(xii) Amount due to the holding company

Amount due to the holding company comprise mainly general and administrative expenses charged by the holding company in relation to the management, financial planning and control and other services provided to Yuchai. The balance is unsecured, interest free and repayable on demand.

(Rmb and US$ amounts expressed in thousands, except per share data)

28 Segment information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company's operating segments are Yuchai and TCL for the year ended December 31, 2005. Prior to the purchase of TCL, the Company's only operating segment was Yuchai.

The segment result for Yuchai is based on income before income taxes and minority interests. The segment result for TCL is the Company's equity in the net income or losses of TCL. Segment assets for Yuchai are based on total assets of Yuchai. Segment assets for TCL are based on the Company's net investment in TCL. Substantially all of the Company's operations including TCL are in the PRC. Consequently no geographic information is presented. Further segment information about TCL is included in Note 17 (c).

Following is the segment information for the year ended December 31, 2005:

	Yuchai 2005 Rmb	TCL 2005 Rmb
Segment revenue from external customers	5,829,431	-
Interest revenue	21,744	-
Interest expenses	70,527	-
Depreciation and amortisation	139,720	-
Equity in losses of affiliates	50	-
Segment profit/ (loss)	171,585	(5,056)
Significant non-cash items:		
- Provision for uncollectible loans to a related party	205,000	-
- Bad debt expense	25,587	-
- Provision for inventory write-down	15,990	-
- Provision for losses on guarantees	12,318	-
Segment assets	6,168,184	185,021
Total expenditures for additions to long-lived assets	515,359	-

(Rmb and US$ amounts expressed in thousands, except per share data)

28 Segment information (continued)

Reconciliation of segment information to the consolidated financial statements for the years ended December 2003, 2004 and 2005.

	2003 Rmb	2004 Rmb	2005 Rmb
Total segment profit	722,341	773,571	166,529
Service fee to an affiliate of HLA (see Note 27)	-	-	(30,765)
Other corporate general and administrative expenses	(25,435)	(19,717)	(18,522)
Consolidated income before income taxes and minority interests	696,906	753,854	117,242
Total assets for reportable segment	3,896,463	5,268,660	6,353,835
Corporate cash and cash equivalents	129,795	108,514	247,332
Other corporate assets	7,374	7,074	12,618
Consolidated total assets	4,033,632	5,384,248	6,613,785

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Revenues, net				
4108 Light-Duty Diesel Engines	174,173	325,242	688,265	85,285
4110 Light-Duty Diesel Engines	328,993	544,297	596,565	73,922
4112 Light-Duty Diesel Engines	266,639	314,453	322,266	39,933
6105 Medium-Duty Diesel Engines	911,190	1,143,535	1,748,847	216,704
6108 Medium-Duty Diesel Engines	1,504,140	1,372,073	810,859	100,475
6112 Heavy-Duty Diesel Engines	1,003,791	1,203,558	786,989	97,518
6113 Heavy-Duty Diesel Engines	3,697	97,368	193,280	23,950
Diesel Engine Parts	228,500	446,135	489,480	60,653
Others *	148,827	135,434	192,880	23,900
	4,569,950	5,582,095	5,829,431	722,340

* Others mainly represent the revenues earned through sales of motor vehicle chassis and power generators.

29 Foreign currency exchange

The Renminbi is not fully convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, must be arranged through banks authorized to conduct foreign exchange business.

30 Distribution of profits

The Company's sources of cash flow are its share of the dividends, if any, paid by Yuchai and TCL to the Company. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to its stockholders it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 22. Such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, the dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP. No similar provisions were imposed with respect to dividends by TCL.

Under the Companies Act of 1981 of Bermuda (as amended), the Company's contributed surplus is available for distribution to stockholders.

31 Derivative instrument and hedging activities

For the periods presented, the Company and its subsidiaries did not enter into transactions with respect to derivative instruments. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

(Rmb and US$ amounts expressed in thousands, except per share data)

32 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related parties, prepaid expenses, other receivables, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company and amounts due to related parties approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the PBOC. Yuchai does not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

33 Significant concentrations and risks

(a) Customer concentration

Substantially all of the Company's customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,			
	2003 Rmb	2004 Rmb	2005 Rmb	2005 US$
Liuzhou Dongfeng Automobile (see Note (i))	391,086	830,018	385,049	47,712
Hubei Dongfeng Automobile (see Note (ii))	613,448	344,910	333,452	41,319

Notes:

(i) Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2003, 2004 and 2005 was approximately 8.6%, 14.9% and 6.6% of total sales.

(ii) Sales to Hubei Dongfeng Automobile for the year ended December 31, 2003, 2004 and 2005 was approximately 13.4%, 6.2% and 5.7% of total sales.

33 Significant concentrations and risks (continued)

(a) Customer concentration (continued)

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2004 and 2005, approximately 29% and 13% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good, however, the loss of one or more of the Company's major customers would have a material adverse effect on the Company's results of operations.

(b) Nature of operations

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Company's business and prospects by a significant degree.

(c) Transactions involving Yuchai's Chinese Shareholders

Although the Company has proper legal ownerships and a controlling financial interest of 76.41% interest in Yuchai, the Company has from time to time encountered difficulties in obtaining the cooperation of the State holding Company and Coomber. As part of the terms of the Reorganization Agreement, Yuchai and State Holding Company acknowledged and reaffirmed the Company's continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai's board of directors. However, no assurance can be given that disagreements or difficulties with Yuchai's management of State holding Company and Coomber will not recur. In addition, as described in Note 5, Yuchai was entered into transactions that involve the Chinese Shareholders that have resulted in losses. No assurance can be given that future transactions involving the State Holding Company, Coomber and their related parties will be conducted on an arm-length basis or otherwise be beneficial to the Company. Consequently, such disagreements, or difficulties and transactions involving State Holding Company, Coomber and their related parties could have a material adverse impact on the Company's consolidated financial position, operating results and cash flows.

(Rmb and US$ amounts expressed in thousands, except per share data)

34 Subsequent events

(a) Acquisition of debt and equity in an investment-holding company

In February 2006, the Company acquired approximately S$129.4 million (equivalent to Rmb626 million) in principal amount of secured bonds ("the Bonds"), 123,010,555 redeemable convertible preference shares (the "Preference Shares"), and 191,413,465 ordinary shares ("the Ordinary Shares") (collectively, "the Sale Securities") issued by LKN for an aggregate purchase consideration of approximately S$132 million (equivalent to approximately Rmb639 million) ("the Aggregate Purchase Consideration") from certain banks, financial institutions, corporations and individuals (collectively "the Sellers"). Immediately following the purchase, the Company holds 29.13% of the Ordinary Shares based on LKN's total Issued and Outstanding Ordinary Shares or approximately 40.30% of the Ordinary Shares of LKN assuming full conversion of the 123,010,555 Preference Shares.

LKN is a company listed on the Main Board of the Singapore Exchange and is primarily engaged in the business of investment holding and hospitality businesses in Asia.

The Company initially intends to account for the Ordinary Shares of LKN using equity method and the Bonds and Preference Shares as available-for-sales securities.

(b) Rights issue of LKN

On February 28, 2006, LKN announced a proposed renounceable rights issue of zero coupon unsecured non-convertible bonds due 2009 (the "New Bonds") and non-redeemable convertible cumulative preference shares in the capital of LKN (the "New NCCPS") (the "Rights Issue"). The purpose of the Rights Issue of LKN is to raise funds for redeeming the existing Bonds and for working capital purpose. The Company has provided LKN an irrevocable undertaking to subscribe in full and by way of excess application, all New Bonds and New NCCPS not taken up by other stockholders of LKN.

On July 4, 2006, the Company was allotted 196,201,374 New NCCPS and S$130,800,917 New Bonds at an aggregate consideration of approximately S$135 million (equivalent to approximately Rmb 655 million). Assuming full conversion of the existing Preference Shares and New NCCPS, the Company's equity interest in LKN would increase from 40.3% to 51.7%. In the event the Company obtains a controlling financial interest in LKN, then LKN would become a subsidiary of the Company and its financial statements would be included in the consolidated financial statements of the Company from that point forward.

(Rmb and US$ amounts expressed in thousands, except per share data)

34 Subsequent events (continued)

(c) Rights issue of TCL

In January 2006, TCL conducted a renounceable non-underwritten rights issue of new shares ("Rights Shares") at an issue price of S$0.08 (equivalent to approximately Rmb0.39) for each Rights Share; and a renounceable non-underwritten rights issue of unsecured 2% convertible bonds due 2009 ("Convertible Bonds") in the denomination of S$0.8 (equivalent to approximately Rmb3.9) for each Convertible Bond.

On February 16, 2006, the Company was allotted 87, 860, 288 Rights Shares and 52,933,440 Convertible Bonds in TCL for an aggregate cash consideration of S$49,400,000 (equivalent to approximately Rmb239,758).

As a result of the rights issues, the Company's equity interest in TCL increase from 15.99% to 19.36%, and would increase to 36.85% assuming full conversion of the Convertible Bonds held by the Company.

(d) New bank facility

In January to March 2006, the Company entered into additional unsecured credit facilities with certain banks for approximately S$170 million (equivalent to approximately Rmb825 million). The facilities may only be utilized by the Company in connection with certain limited circumstances relating to its business expansion activities. The terms of the facilities require, among other things, that HLA retains ownership of the Company's special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facilities also include certain financial covenants with respect to the Company's tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.

(e) Issuance of corporate bonds by Yuchai

In March 2006, Yuchai applied to the PBOC to issue short term bonds to Rmb1,000,000 (US$123,912). The application was approved by PBOC on May 30, 2006 and the first tranche of bonds of Rmb500,000 (US$61,956) was issued on June 12, 2006. The bonds were issued at discount and an amount totalling Rmb488 million was received by Yuchai. The bonds mature on March 9, 2006 and the funds will be used to pay off existing bank loans.

重点财务报表

合并损益表

截至2003年，2004年和2005年的12月31日

（除了股本方面的数据，其余的人民币和美元金额都以千位数表示）

	注解	截至12月31日			
		2003 人民币	2004 人民币	2005 人民币	2005 美元
净收入[a]	3(k), 27, 28, 33	4,569,950	5,582,095	5,829,431	722,340
销售成本[a]	4, 27	(3,192,794)	(4,006,886)	(4,527,046)	(560,958)
毛利润		1,377,156	1,575,209	1,302,385	161,382
研究和开发费用	3(m)	(94,594)	(136,960)	(123,876)	(15,350)
销售及管理费用[a]	3(m), 4, 14, 27	(561,151)	(658,320)	(807,350)	(100,041)
关联方贷款呆帐准备金[a]	5	–	–	(205,000)	(25,402)
转让预付租赁予一关联方的收益[a]	27	–	–	2,533	314
营业利润		721,411	779,929	168,692	20,903
财务费用	3(s), 6, 28	(23,624)	(31,757)	(70,527)	(8,739)
联营公司亏损分担		–	–	(5,106)	(633)
其他（费用）/ 收入[a]	7	(881)	5,682	24,183	2,997
税前利润		696,906	753,854	117,242	14,528
所得税	8	(112,924)	(105,165)	(20,875)	(2,587)
税后利润		583,982	648,689	96,367	11,941
少数股东权益		(145,800)	(157,292)	(27,880)	(3,455)
归股东净利		438,182	491,397	68,487	8,486
每股盈余（元）					
基本	3(l)	12.40	13.90	1.88	0.23
稀释	3(l)	12.40	13.90	1.88	0.23
加权平均股数					
基本	3(l)	35,340,000	35,340,000	36,459,635	36,459,635
稀释	3(l)	35,340,000	35,340,000	36,459,635	36,459,635

请参阅合并财务报表附注

合并损益表

截至2003年，2004年和2005年的12月31日（续）

（除了股本方面的数据，其余的人民币和美元金额都以千位数表示）

（a）除上述合并损益表所披露之关联方交易以外之其他关联方交易对收入及费用的影响如下:（见附注 5和27）

	截至12月31日			
	2003 人民币	2004 人民币	2005 人民币	2005 美元
净收入	24,957	4,537	7,646	947
销售成本	(93,056)	(250,549)	(417,816)	(51,772)
销售及管理费用	(97,240)	(90,790)	(186,759)	(23,141)
其他（费用）/ 收入	–	–	11,922	1,477

合并资产负债表

2004年和2005年的12月31日

（除了股本方面的数据，其余的人民币和美元金额都以千位数表示）

	注解	12月31日 2004 人民币	2005 人民币	2005 美元
资产				
流动资产				
现金及约当现金		722,672	736,195	91,224
净应收账款	9, 18(a)	875,565	1,146,227	142,032
应收关联方账款	10, 27	85,614	233,188	28,895
向一关联方借出的贷款	5	205,000	–	–
向客户借出的贷款	11	–	7,904	979
净存货	12	1,346,545	1,636,283	202,756
净预付款		58,565	138,322	17,140
其他应收账款	13	115,414	140,203	17,373
可回收所得税		–	43,526	5,394
递延税务资产	8	69,704	88,783	11,001
流动资产合计		3,479,079	4,170,631	516,794
净产业、厂房及设备	14, 18(a)	1,158,931	1,442,515	178,746
在建工程	15	379,035	459,902	56,988
净预付租赁	16	74,767	70,608	8,749
长期投资	17	7,053	191,974	23,788
商誉		212,636	212,636	26,348
递延税务资产	8	72,747	65,519	8,119
总资产合计		5,384,248	6,613,785	819,532
负债和股东权益				
流动负债				
短期银行贷款	18(a)	430,000	812,835	100,721
长期银行贷款的即期部分	18(b)	–	100,000	12,391
应付控股公司款项	27	4,143	4,301	533
应付关联方款项	10, 27	42,686	75,189	9,317
应付账款		1,089,717	1,642,980	203,586
应付所得税		25,387	4,208	521
预提费用和其他负债	20	484,920	571,717	70,843
流动负债合计		2,076,853	3,211,230	397,912
长期银行贷款（不包括即期部分）	18(b)	100,000	50,000	6,196
总负债合计，余额结转		2,176,853	3,261,230	404,108

合并资产负债表

2004年和2005年的12月31日（续）

（除了股本方面的数据，其余的人民币和美元金额都以千位数表示）

	注解	12月31日 2004 人民币	 2005 人民币	 2005 美元
总负债合计，承接余额		2,176,853	3,261,230	404,108
少数股东权益		724,311	685,514	84,944
股东权益				
普通股		30,349	31,945	3,958
普通股面值每股10美分: 注册股本100,000,000张; 于2005年12月31日 已发行股本37,267,673张 （2004年12月31日： 35,340,000张）				
特别股面值每股10美分: 注册股本1张; 于2004和2005年12月31日 已发行股本1张		–	–	–
股本溢价		1,486,934	1,692,251	209,691
法定公积	22	266,229	269,017	33,335
累积其他综合收益		–	28,851	3,575
累积盈余		699,572	644,977	79,921
股东权益合计		2,483,084	2,667,041	330,480
承担义务和或有事项	23, 24			
负债与股东权益合计		5,384,248	6,613,785	819,532

请参阅合并财务报表附注

合并股东权益及综合收益变动表

截至2003年，2004年和2005年的12月31日

（除了股本方面的数据，其余的人民币和美元金额都以千位数表示）

	注解	发行股本	股本溢价	法定公积	累积盈余	累积其他综合收益	股东权益合计
		人民币	人民币	人民币	人民币	人民币	人民币
2003年1月1日余额		30,349	1,486,934	170,806	473,814	–	2,161,903
归股东净利		–	–	–	438,182	–	438,182
转入法定公积	22	–	–	59,114	(59,114)	–	–
拟派股利（每股美元$2.08）		–	–	–	(608,398)	–	(608,398)
2003年12月31日余额		30,349	1,486,934	229,920	244,484	–	1,991,687
归股东净利		–	–	–	491,397	–	491,397
转入法定公积	22	–	–	36,309	(36,309)	–	–
2004年12月31日余额		30,349	1,486,934	266,229	699,572	–	2,483,084
归股东净利		–	–	–	68,487	–	68,487
联营公司持有之投资证券的公平价值之未实现上升，已扣除零税项		–	–	–	–	38,869	38,869
外币换算调整，已扣除零税项		–	–	–	–	(10,018)	(10,018)
综合收益							97,338
转入法定公积	22	–	–	2,788	(2,788)	–	–
股本发行 - 2%可转换债券被转换为1,927,673张普通股	19	1,596	205,317	–	–	–	206,913
拟派股利（每股美元$0.39）		–	–	–	(120,294)	–	(120,294)
2005年12月31日余额		31,945	1,692,251	269,017	644,977	28,851	2,667,041
2005年12月31日余额（美元）		3,958	209,691	33,335	79,921	3,575	330,480

请参阅合并财务报表附注

合并现金流量表

截至2003年，2004年和2005年的12月31日

（人民币和美元金额都以千位数表示）

	截至12月31日			
	2003 人民币	2004 人民币	2005 人民币	2005 美元
营业活动之现金流量				
归股东净利	438,182	491,397	68,487	8,486
由归股东净利调节至营业活动净现金流量之调整:				
-产业、厂房及设备和预付租赁的折旧和摊销	125,519	132,789	139,720	17,313
-关联方贷款呆帐准备金	-	-	205,000	25,402
-产业、厂房及设备减值	12,405	-	-	-
-处置产业、厂房及设备亏损	3,359	12,998	10,474	1,298
-转让土地使用权予一关联方的收益	-	-	(2,533)	(314)
-递延所得税	6,253	1,116	(11,851)	(1,468)
-为所作出的担保提取准备	-	-	12,318	1,526
-联营公司亏损分担	-	-	5,106	633
-联营公司分发股利	-	-	7,815	968
-少数股东权益	145,800	157,292	27,880	3,455
资产的（增）/减变动				
-净存货	(34,105)	(469,211)	(289,738)	(35,902)
-应收关联方账款	(36,446)	(5,534)	(115,071)	(14,259)
-净应收账款	153,524	(25,954)	(270,662)	(33,538)
-净预付账款	64,752	(21,069)	(79,757)	(9,883)
-其他应收款	9,885	(106,581)	(24,789)	(3,072)
负债的增/（减）变动				
-应付账款	103,065	357,751	553,263	68,556
-应付所得税	(11,181)	(21,842)	(64,705)	(8,018)
-预提费用和其他负债	90,154	88,521	71,559	8,867
-应付控股公司款项	4,108	(2,065)	158	20
营业活动净现金流量	1,075,274	589,608	242,674	30,070

合并现金流量表

截至2003年，2004年和2005年的12月31日（续）

（人民币和美元金额都以千位数表示）

	截至12月31日			
	2003 人民币	2004 人民币	2005 人民币	2005 美元
投资活动之现金流量				
购置产业、厂房及设备，预付租赁和在建工程	(372,775)	(552,902)	(515,359)	(63,860)
处置产业、厂房及设备所得	402	5,883	3,826	474
处置土地使用权所得	–	–	3,580	444
从一关联方偿还贷款所得	–	–	205,000	25,402
向一关联方提供贷款	–	(205,000)	(205,000)	(25,402)
向客户借出之贷款	–	–	(7,904)	(979)
长期投资增加	–	(1,348)	(161,358)	(19,994)
投资活动净现金流量	(372,373)	(753,367)	(677,215)	(83,915)
筹资活动之现金流量				
短期银行贷款所得	230,000	330,000	1,188,178	147,230
短期关联方贷款所得	8,000	–	–	–
长期银行贷款所得	–	100,000	50,000	6,196
发行2%可转换债券所得	–	–	206,913	25,639
偿还短期银行贷款	(125,000)	(190,000)	(805,343)	(99,792)
偿还长期银行贷款	(130,000)	–	–	–
偿还短期关联方贷款	–	(8,000)	–	–
少数股东增加投资	–	31,000	–	–
子公司发放股利予少数股东	(88,765)	(8,507)	(66,677)	(8,262)
发放股利予股东	(608,398)	–	(120,294)	(14,906)
筹资活动净现金流量	(714,163)	254,493	452,777	56,105
外币兑换对现金及约当现金的影响	–	–	(4,713)	(584)
净现金及约当现金增加/（减少）	(11,262)	90,734	13,523	1,676
期初现金及约当现金余额	643,200	631,938	722,672	89,548
期末现金及约当现金余额	631,938	722,672	736,195	91,224
现金流量信息额外披露				
本年已支出现金:				
–利息，除已资本化外之利息	23,624	31,757	70,527	8,739
–所得税	117,852	125,891	97,431	12,073

请参阅合并财务报表附注

NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To the Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of CHINA YUCHAI INTERNATIONAL LIMITED (the "Company") will be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, September 15, 2006 at 2:30 p.m. for the following purposes:

As Ordinary Business

1. To receive and adopt the audited financial statements and independent auditors' report for the year ended December 31, 2005.

2. To approve an increase in the limit of the Directors' fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$500,000 for the financial year 2006.

3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

   (i) Mr Teo Tong Kooi
   (ii) Mr Gao Jia Lin
   (iii) Mr Kwek Leng Peck
   (iv) Mr Gan Khai Choon
   (v) Mr Wong Hong Ren
   (vi) Mr Philip Ting Sii Tien
   (vii) Mr Tan Aik-Leang
   (viii) Mr Neo Poh Kiat

4. To authorize the Board of Directors to appoint Directors up to the maximum of 11 or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

5. To re-appoint Messrs KPMG as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.

6. To transact any other business as may properly come before the meeting or any adjournment thereof.

By Order of the Board

Teo Tong Kooi
President
August 14, 2006

Notes:

1. The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of Shareholders may be passed without the affirmative vote of the Special Share.

2. Only shareholders of record at the close of business on August 28, 2006 shall be entitled to notice of and to vote at the Meeting.

3. Mr Raymond Chi-Keung Ho, a Director retiring at the Meeting pursuant to Bye-law 4(2) of the Bye-laws of the Company has notified the Company that he will not be seeking re-election as Director at the Meeting. Consequent thereto, Mr Ho will also cease to act as member of the Audit Committee and Compensation Committee, following the conclusion of the Meeting.

CHINA YUCHAI INTERNATIONAL LIMITED

FORM OF PROXY

PLEASE COMPLETE IN BLOCK CAPITALS

I/We ____

of ____

being (a) shareholder(s) of China Yuchai International Limited (the "Company"), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, September 15, 2006 at 2:30 p.m. and at any adjournment thereof.

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete appropriate)

Resolutions	For	Against	Abstain
1. To receive and adopt the audited financial statements and independent auditors' report.	☐	☐	☐
2. To approve an increase in the limit of the Directors' fees as set out in the Bye-laws of the Company from US$250,000 to US$500,000 for the financial year 2006.	☐	☐	☐
3. To re-elect the following Directors:			
(i) Mr Teo Tong Kooi	☐	☐	☐
(ii) Mr Gao Jia Lin	☐	☐	☐
(iii) Mr Kwek Leng Peck	☐	☐	☐
(iv) Mr Gan Khai Choon	☐	☐	☐
(v) Mr Wong Hong Ren	☐	☐	☐
(vi) Mr Philip Ting Sii Tien	☐	☐	☐
(vii) Mr Tan Aik-Leang	☐	☐	☐
(viii) Mr Neo Poh Kiat	☐	☐	☐
4. To authorize the Board of Directors to appoint Directors to fill any vacancies on the Board.	☐	☐	☐
5. To re-appoint Messrs KPMG as independent auditors of the Company.	☐	☐	☐

NOTES

1. You may appoint a proxy of your choice who need not be a shareholder of the Company by inserting the proxy's name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman will be authorized to act as your proxy.
2. Where a shareholder appoints two proxies, the *appointments shall be invalid* unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3. If the proxy form is returned without an indication as to how the proxy must vote *on a particular matter*, the proxy will exercise his discretion as to whether, and if so how, he votes.
4. In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.
5. To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581 not less than 48 hours before the time appointed for the meeting.
6. In the case of joint holders, the signature of the first holder will suffice but the names of all joint holders should be stated.
7. The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of shareholders may be passed *without the affirmative vote of the Special Share.*
8. Only shareholders of record at the close of business on August 28, 2006 shall be entitled to notice of and to vote at the Annual General Meeting.

Total No. of Shares Held: ____________________ Date: ____________

____
Signature(s) of Shareholder(s)/Common Seal